SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated November 1, 2007
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street, Newtown
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X

Enclosure: Press release –   Anglogold Ashanti Report for the quarter and nine months ended
30 September 2007, prepared in accordance with International
Accounting Standards

Quarter 3 2007
Report
for the quarter and nine months ended 30 September 2007
Group results for the quarter ….
·   Solid gold production performance at 1.43Moz, up 6% on the previous quarter
·   Total cash costs at $357/oz, up 7% due to the impact of annual wage increases, higher power tariffs and consumable costs, combined with increased royalty payments
·   Adjusted headline earnings at $81m, in line with the previous quarter
·   Price received increased to $621/oz, 9% lower than the average spot price for the quarter, as the company continues to deliver into hedge commitments
·   Acquisition of 15% minority interest in Iduapriem completed
·   Mark Cutifani succeeds Bobby Godsell as Chief Executive Officer
·   Anglo American plc shareholding reduced to 17%, with free float increasing to 83%
Quarter
Nine months
Quarter
Nine months
ended
Sep
2007
ended
Jun
2007
ended
Sep
2007
ended
Sep
2006
ended
Sep
2007
ended
Jun
2007
ended
Sep
2007
ended
Sep
2006
SA rand / Metric
US dollar / Imperial
Operating review
Gold
   Produced
- kg / oz (000)
44,611
41,958      127,809    129,556
1,434
1,349 4,109 4,165
   Price received
1
- R/kg / $/oz
141,400
137,579      139,732    122,595
621
605 610 576
   Total cash costs
- R/kg / $/oz
81,186
75,724       78,074      65,334
357
333 341 308
   Total production costs
- R/kg / $/oz
107,239
99,734      102,443      87,661
471
439
448 413
Financial review
Gross (loss) profit - R / $ million
(879)
1,930         1,830        1,060
(159)
231 219 310
Gross profit adjusted for the (loss) profit
on unrealised non-hedge derivatives
and other commodity contracts
2
- R / $ million
1,761
1,688          5,281       5,248
249
239 740 789
(Loss) profit attributable to equity
shareholders
- R / $ million
(2,015)
1,083        (1,082)
(657)
(318)
111 (188) 28
Headline (loss) earnings
3
3
- R / $ million
(1,972)
1,066        (1,042)
(700)
(312)
109 (182) 21
Headline earnings adjusted for the (loss) profit
on unrealised non-hedge derivatives,
other commodity contracts and fair value
adjustments on convertible bond
4
- R / $ million
575
578         1,855        2,436
81
82 260 364
Capital expenditure - R / $ million
1,733
1,979         5,129         3,671
245
279 720 557
(Loss) earnings per ordinary share - cents/share
  Basic
(716)
385         (384)
(242)
(113)
39 (67) 10
  Diluted
(716)
384         (384)
(242)
(113)
39 (67) 10
  Headline
(701)
379         (370)
(258)
(111)
39 (65) 8
Headline earnings adjusted for the (loss) profit
on unrealised non-hedge derivatives,
other commodity contracts and fair value
adjustments on convertible bond
4
- cents/share
204
206            659          897
29
29 92 134
Dividends                                     -
cents/share 90 210 12 29
Notes:
1.
Refer to note D of “Non-GAAP disclosure” for the definition.
2.
Refer to note B of “Non-GAAP disclosure” for the definition.
3.
Refer to note 8 of “Notes” for the definition.
4.
Refer to note A of “Non-GAAP disclosure” for the definition.
$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Operations at a glance
for the quarter ended 30 September 2007
Production
Total cash costs
Cash gross profit
1
Gross profit (loss)
adjusted for the (loss)
profit on unrealised
non-hedge derivatives
and other commodity
contracts
2
oz (000)
%
Variance ³
$/oz
%
Variance ³
$m
%
Variance ³
$m
%
Variance ³
Mponeng
155
1
254
3
59
11
46
12
Sunrise Dam
153
3
279
(5)
53
26
41
37
Kopanang
117
16
305
4
37
19
28
22
TauTona
117
18
320
3
36
24
21
40
AngloGold Ashanti Mineração
87
19
220
(12)
31
19
21
11
Great Noligwa
118
(6)
397
24
27
(23)
15
(32)
Geita
109
33
401
19
26
8
13
18
Cripple Creek & Victor
60
(13)
308
24
24
4
15
(6)
Cerro Vanguardia
4
50
-
291
14
16
(16)
10
(23)
Iduapriem
5
52
21
359
23
14
8
9
-
Morila
4
52
49
305
(26)
13
86
9
125
Serra Grande
4
23
(4)
268
2
8
-
6
-
Siguiri
4
61
(5)
518
4
7
-
(1)
(100)
Sadiola
4
35
3
400
(1)
7
-
6
-
Yatela
4
30
(9)
383
65
7
(42)
6
(45)
Tau Lekoa
43
10
482
3
6
20
-
100
Obuasi
84
(9)
513
13
6
(60)
(7)
(800)
Savuka
20
11
406
(6)
4
33
2
100
Navachab
21
5
431
23
4
(20)
2
(50)
Moab Khotsong
17
31
691
(1)
(1)
-
(7)
(17)
Other
30
(9)
- -
18
(5)
14
-
AngloGold Ashanti
1,434
6
357
7
402
5
249
4
1
Refer to note F of “Non-GAAP disclosure” for the definition.
2
Refer to note B of “Non-GAAP disclosure” for the definition.
3
Variance September 2007 quarter on June 2007 quarter – increase (decrease).
4    Attributable.
5
Effective 1 September 2007 the minority shareholdings of the International Finance Corporation (10%) and Government of Ghana (5%) were acquired and
Iduapriem is now wholly-owned by AngloGold Ashanti.
Rounding of figures may result in computational discrepancies.

Financial and operating review
OVERVIEW FOR THE QUARTER
Following a disappointing safety performance
during the first half of the year, the company
embarked upon a number of safety interventions,
specifically at the South African operations, to
address safety performance. These initiatives seek
to address both behavioural and management
systems. The company’s lost time injury rate for the
quarter showed a 13% improvement to a rate of
7.9 per million hours worked. Twelve of the twenty
operations showed improvements against the
previous quarter, with six operations being injury
free for the quarter, and a further two having only a
single lost time injury. Notwithstanding these
improvements, the company experienced seven
fatal accidents during the quarter, which is an
unacceptable situation, re-emphasising the need to
ensure that safe operating performance is the first
priority of every employee.
Operationally, the September quarter was marked
by a stronger operational performance with
production 6% higher at 1.43Moz. Total cash costs,
at $357/oz, up 7% from the previous quarter,
largely due to the annual wage increases and
higher power costs in both South Africa and
Ghana, increased fuel, consumable and
maintenance costs, appreciation of local operating
currencies, and higher royalty payments due to an
increased gold spot price.
Adjusted headline earnings were $81m compared
with $82m in the second quarter. Despite the
higher production, the marginal reduction quarter-
on-quarter was primarily due to increased total
cash costs, higher depreciation and amortisation
charge, combined with once-off compensation and
recruitment expenses relating to the retirement of
Bobby Godsell and Roberto Carvalho Silva and the
appointment of Mark Cutifani as Chief Executive
Officer. The received gold price, whilst slightly up
on the prior quarter at $621/oz, was 9% lower than
the average spot price of $680/oz, as the company
continued to deliver into hedge commitments.
Based on a $96/oz higher spot price at the end of
the quarter, the net hedge delta at 30 September
was higher at 10.58Moz.
The South African assets had a solid performance
with all operations showing production
improvements against the previous quarter, with
the exception of Great Noligwa, which was affected
by lower grade due to mining mix flexibility. Total
cash costs for the South African operations
increased 8% to R77,247/kg due to the annual
wage increases, higher winter power tariffs and by-
product loss, which was partially off-set by the
improved yield and higher gold production.
Individually, production at Kopanang, TauTona,
Moab Khotsong, Tau Lekoa and Savuka all
reported double digit improvements, while
Mponeng increased marginally on its strong base.
The other African assets had a mixed quarter, with
good operational performances at Morila, where
production increased 49% and total cash costs
declined 26%; at Geita, where production
increased 33% and total cash costs rose 19%; and
at Iduapriem, where production improved by 21%
and total cash costs were 23% higher due to the
non-occurrence of once-off credits. Navachab and
Sadiola showed production increases of 5% and
3% respectively. Production at Obuasi was 9%
lower following an eleven-day shut down for both
maintenance and the testing and development of
processes to reduce environmental impacts of ore
treatment, which was done in line with a directive
from the Ghanaian Environmental Protection
Agency. Seasonal rainfall affected Siguiri and
Yatela where production declined 5% and 9%
respectively.
Further improvements were achieved at the
international operations with an overall 2%
increase in production to 372,000oz for the quarter.
Cripple Creek & Victor in the US was 13% lower
caused by delayed production from the leach pad
due to higher stacking levels, which increased total
cash cost by 24%; while production at Serra
Grande was 4% lower due to lower feed grades
and total cash costs increased by 2%. Cerro
Vanguardia in Argentina remained steady, while
Sunrise Dam continued its strong operational
performance with production up 3%, and total cash
costs down 7%; and production at AngloGold
Ashanti Brasil Mineração rose by 19% and total
cash costs decreased by 12%.
AngloGold Ashanti completed the acquisition of
minority interests held by the Government of
Ghana and the International Finance Corporation in
the Iduapriem and Teberebie mine effective
1 September 2007 for a total cash consideration of
$25m, giving AngloGold Ashanti full ownership of
the mine.
Looking ahead, production for the fourth quarter is
estimated to be at 1.50Moz. During October 2007,
AngloGold Ashanti utilised the opportunity of the

recent dip in uranium prices to buy 300,000 pounds
of uranium at a cost of $75/pound to meet
contractual commitments maturing in 2008. Given
the impact of this uranium purchase, rising fuel
prices and inflation, total cash cost for the fourth
quarter is expected to be around $364/oz,
assuming the following exchange rates: R6.90/$,
A$/$0.87, BRL1.90/$ and Argentinean peso 3.15/$.
Capital expenditure is estimated at $414m and will
be managed in line with profitability and cash flow.
Earnings for the fourth quarter are expected to be
significantly distorted by, amongst other things,
annual accounting adjustments such as
rehabilitation, inventory, current and deferred tax
provisions.
In early October 2007, Anglo American plc reduced
its shareholding in AngloGold Ashanti from 41.6%
to 17.3%, through the sale of 67.1 million shares.
As a result of the reduction in shareholding, the
directors representing Anglo American plc on the
AngloGold Ashanti board, namely Mrs C Carroll
and Mr
R Médori, together with his alternate
Mr P G Whitcutt, have resigned.
Bobby Godsell retired as CEO and from the board
with effect from 30 September 2007, and Mark
Cutifani was appointed his successor, with effect
from 1 October 2007.
OPERATING RESULTS FOR THE QUARTER
SOUTH AFRICA
At Great Noligwa further improvements in face
advance and face length resulted in a marginally
higher volume for the quarter. However, yield was
6% lower due to mining mix and as a result, gold
production decreased 5% to 3,684kg (118,000oz).
Total cash costs up 24% at R90,339/kg ($397/oz),
mainly as a result of the annual wage increases;
higher winter power tariffs and a lower uranium
production resulting in an increased by-product
loss. Adjusted gross profit was 34% lower at
R105m ($15m).
The Lost-Time Injury Frequency Rate (LTIFR) has
improved from the previous quarter to 12.72 lost-
time injuries per million hours worked (16.08 for the
previous quarter).
Operating performance at Kopanang improved
with a 15% higher gold production at 3,639kg
(117,000oz) primarily due to a 25% increase in
yield. The increase in yield is primarily due to
higher grade material that was curtailed in the
previous quarter due to seismicity and the release
of underground and plant inventories.
In spite of the improved production, total cash costs
nevertheless rose 4% to R69,335/kg ($305/oz) due
to the annual wage increases and higher winter
power tariffs. On the back of the higher gold
production, the adjusted gross profit at R201m
($28m) was 25% higher than the previous quarter.
The LTIFR improved to 11.30 (14.18).
The build up at Moab Khotsong continues with
both volume treated and values mined increasing,
up 19% and 12% respectively, resulting in gold
production being 33% higher at 523kg (17,000oz)
while total cash costs were marginally lower at
R156,931/kg ($691/oz). The adjusted gross loss
increased by 9% to R48m ($7m) due to the higher
amortisation cost.
The LTIFR was 15.03 (14.38). The mine
experienced three fatalities during the quarter, two
from seismic related fall of ground incidents, and a
third from an orepass construction accident.
At Tau Lekoa, pillar mining and increased vamping
activities resulted in yield improving by 16% from the
previous quarter. Gold production was 10% higher
at 1,342kg (43,000oz) and total cash costs
increased 3% to R109,485/kg ($482/oz), mainly as a
result of the annual wage increases and higher
winter power tariffs.
The operation was breakeven for the quarter,
against the previous quarter’s adjusted gross loss of
R6m ($1m).
The LTIFR was 19.88 (29.37). The mine
experienced one fatality from a tramming accident.
Mponeng remains steady with gold production
increasing marginally to 4,824kg (155,000oz). Total
cash costs were 3% higher at R57,704/kg ($254/oz),
primarily due to the annual labour increases and
winter power tariffs. Adjusted gross profit increased
10% to R323m ($46m), following a favourable
inventory release and higher received price.
The LTIFR was 13.45 (15.27).
Gold production at Savuka was 12% higher at
620kg (20,000oz), due to a 24% higher mining
volume from improved face length availability, which
was partially offset by an 8% lower yield. The lower
yield is the result of grade dilution emanating from
increased development.
Total cash costs were 6% lower at R92,349/kg
($406/oz) mainly due to the improved production,
partially offset by the higher costs from the annual
wage increase and winter power tariffs. Adjusted
gross profit increased significantly to R15m ($2m).

The LTIFR was 34.15 (41.11). The mine
experienced one fatality from a seismic related fall of
ground incident.
Operating performance at TauTona improved this
quarter in both volume and values mined. Improved
face length and face advance resulted in a 15%
improved mining volume and combined with a 6%
higher yield, resulted in gold production being up
19% at 3,654kg (117,000oz). Total cash costs rose
by 3% to R72,802/kg ($320/oz) due to the annual
wage increase and winter power tariffs, while the
adjusted gross profit was 38% higher at R145m
($21m).
The LTIFR was 14.66 (16.48). The mine
experienced two fatalities during the quarter, one
from a fall of ground incident, and the second from a
tramming accident.
ARGENTINA
At Cerro Vanguardia (92.5% attributable), gold
production remained steady at 50,000oz, primarily
due to higher feed grade offsetting lower tonnage
treated. Total cash costs rose 14% to $291/oz as a
result of higher inflation on materials and contractors
and increased maintenance costs, which was
partially offset by higher silver by-product credits.
Adjusted gross profit decreased 23% to $10m due to
the higher total cash cost and higher rehabilitation
costs, partially offset by the 4% higher gold sold and
higher received price.
The LTIFR was 7.14 (1.87).
AUSTRALIA
This quarter saw another strong operational
performance from Sunrise Dam, as mining
continued in the higher grade areas as planned,
resulting in gold production being 3% higher at
153,000oz. Tonnage throughput was marginally
higher as a consequence of some harder ore
affecting production in the previous quarter. Total
cash costs decreased 7% to A$329/oz ($279/oz) as
a result of the higher production, tonnage throughput
and increasing ore inventory, and the adjusted gross
profit increased by 33% to A$48m ($41m).
During the quarter, the underground project mining
was focused on the lower grade Sunrise Shear
Zone, as well as accessing ore in the Cosmo and
Mako lodes. A total of 418m of underground capital
development and 1,744m of operational
development were completed during the quarter.
The LTIFR was 2.63 (2.69).
BRAZIL
At
AngloGold Ashanti Brasil Mineração,
production rose 19% to 87,000oz with operating
performance improvements in volume and values
mined. Total cash costs reduced 12% to $220/oz,
primarily due to higher gold production and the
adjusted gross profit rose 11% to $21m.
The LTIFR was 2.70 (1.15).
At
Serra Grande (50% attributable), gold
production decreased 4% to 23,000oz to the result
of lower feed grade. Total cash costs were 2%
higher at $268/oz, due to local currency
appreciation. Adjusted gross profit remained
constant at $6m mainly as a result of lower gold
sold and higher costs.
The LTIFR was 0.00 (5.84).
GHANA
An improved operating performance at Iduapriem
(85% attributable in July and August; 100% from
1 September), with tonnage throughput up 14%
and combined with a 4% higher yield, resulted in
gold production rising 21% to 52,000oz. Total cash
costs, however, increased by 23% to $359/oz, due
to the non-occurrence of once off credits received
in the previous quarter and higher contractor and
power charges.
Despite the higher cost, adjusted gross profit of
$9m remained unchanged, as a result of the
improved operational performance and higher price
received.
Effective 1 September 2007, the minority share-
holdings of the International Finance Corporation
(10%) and Government of Ghana (5%) were
acquired and Iduapriem is now wholly-owned by
AngloGold Ashanti.
LTIFR was 0.00 (0.00)
At Obuasi, underground volume treated declined
10% following an eleven-day plant shut down for
both maintenance and the testing and development
of processes to reduce environmental impacts of
ore treatment, which was done in line with a
directive from the Ghanaian Environmental
Protection Agency. As a consequence, gold
production was down 9% to 84,000oz. The lower
production resulted in total cash costs increasing
13% to $513/oz and consequently an adjusted
gross loss of $7m was incurred, compared with
$1m profit in the previous quarter.
The LTIFR was 3.51 (1.89).

REPUBLIC OF GUINEA
At Siguiri (85% attributable), seasonal rainfall
affected volume and feed grade, resulting in
production falling 5% to 61,000oz in the quarter.
As a result of the lower production, total cash costs
rose 4% to $518/oz and the operation reported an
adjusted gross loss of $1m for the quarter.
LTIFR was 1.02 (0.00)
MALI
A significant improvement at Morila (40%
attributable) was achieved in the quarter, with gold
production up 49% to 52,000oz, due to a 53%
improved recovered grade, attributable to higher
grade ore being mined and processed. Total cash
costs decreased by 26% to $305/oz and adjusted
gross profit, at $9m, was 125% higher due to the
increased production.
The LTIFR was 2.38 (0.00).
At Sadiola (38% attributable), production was 3%
higher at 35,000oz with an increase in recovered
grade being partially offset by lower tonnage
throughput. Tonnage throughput was adversely
affected by a high percentage of sulphide tons
treated during the quarter. Total cash costs
decreased by 1% to $400/oz due to the improved
gold production. Despite the higher production,
gold sales declined by 3,000oz due to the timing of
the final gold shipment and consequently adjusted
gross profit remained constant at $6m.
The LTIFR was 0.00 (0.88).
Production at Yatela (40% attributable) was
adversely affected by rain during the quarter, with
tonnage stacked 23% lower. The reduced tonnage
stacked was partially offset by the release of
higher-grade ounces stacked in the previous
quarter, and gold production decreased 9% to
30,000oz. Total cash costs were 65% higher at
$383/oz due to the lower gold production and
inventory movement adjustments associated with
the release of gold stacked in the previous quarter.
Adjusted gross profit decreased 45% to $6m due to
the decline in production and higher cash costs.
The LTIFR was 0.00 (1.46).
NAMIBIA
Gold production at Navachab increased by 5% to
21,000oz on the back of the higher recovered
grade. Total cash costs at $431/oz, were 23%
higher due to the higher winter power tariffs, plant
mill re-lining maintenance and additional drilling
costs. Adjusted gross profit was 50% lower at $2m
due to the higher cash costs.
The LTIFR was 3.44 (0.00).
TANZANIA
Production at Geita continued to improve after the
slope failure in the Nyankanga pit in the first
quarter, which significantly reduced the production
outlook for the year. Gold production was 33%
higher at 109,000oz due to a 16% increase in
tonnage throughput together with a 15% increase
in recovered grade. Tonnage throughput in the
previous quarter had been adversely affected by
damage to the ball mill discharge, which had
resulted in considerable mill downtime.
Despite the higher gold production, total cash costs
were 19% higher at $401/oz due to inventory
adjustments and lower deferred stripping credits
associated with a lower stripping ratio in the
Nyankanga pit. Adjusted gross profit was 18%
higher at $13m, primarily as a result of the higher
production.
The LTIFR was 0.00 (1.44).
NORTH AMERICA
At Cripple Creek & Victor (67% ownership with
100% interest in production until initial loans are
repaid), gold production decreased 13% to
60,000oz. The lower production is attributable to
delayed production from the leach pad stacking
levels. Total cash costs increased 24% to $308/oz,
due to higher fuel costs combined with reduced
ounces produced.
Adjusted gross profit decreased 6% to $15m as a
result of increased cash costs.
The LTIFR was 0.00 (5.01).
Notes:
·            All references to price received includes realised non-hedge derivatives.
·            In the case of joint venture and operations with minority holdings, all production and financial results are attributable to AngloGold Ashanti.
·            Adjusted gross profit is gross profit (loss) adjusted to exclude unrealised non-hedge derivatives and other commodity contracts.
·            Adjusted headline earnings is headline earnings before unrealised non-hedge derivatives and other commodity contracts, fair value adjustments on the option component of the convertible bond and deferred tax thereon.
·            Rounding of figures may result in computational discrepancies.

Exploration
Total exploration expenditure increased to $46m
($21m brownfields, $25m greenfields) during the
third quarter of 2007, compared to $41m ($18m
brownfields, $23m greenfields) in the previous
quarter.
BROWNFIELDS EXPLORATION
In South Africa, surface drilling continued in the
Project Zaaiplaats area of Moab Khotsong to
further define the geological model of the lower
mine. Borehole MZA9, a long deflection to the east
is in progress and drilling at borehole MGR7 has
been completed and the rig relocated to borehole
MCY4.
Surface drilling in the Moab North area has been
re-started after the structural interpretation was
updated. Borehole MCY4 has been re-opened and
a deflection to the east is in progress and a new
borehole, MCY5 was started during the quarter.
At Obuasi, in Ghana, drilling from 50 level
achieved four new borehole intersections in the
Adansi Deeps area, and three new intersections
were obtained on the KMS side.
At Iduapriem, resource conversion drilling
continued at Blocks 7 and 8, which is the main
mining area. A total of 40 holes were drilled during
the quarter in an effort to convert inferred mineral
resources to indicated mineral resources.
In Australia, at Boddington mine, resource
conversion and near mine extension exploration
diamond drilling rigs were reduced from six to two
rigs, as planned. During the quarter, approximately
31,032m of new drilling in 44 holes was completed,
bringing the total to date to 104,949m from 134
holes.
At Siguiri, in Guinea, drilling continued at the
Kintinian prospect, situated 4km north of the mining
operation. Infill and extension drilling will continue
at this prospect during the next quarter. Extension
drilling started at Kosise South and at Block 2
(45km west of the current operations), infill drilling
of the oxides at Foulata was started during the
quarter.
At Geita, in Tanzania, during the third quarter
exploration activities were concentrated on five
areas: Matandani Pit, A3 (West-Central-South),
Nyakabale-Prospect 30, the Lone Cone-Nyankanga
Gap and the Nyankanga foot wall.
For the quarter, 2,141m of diamond drilling,
1,701m of reverse circulation (RC) and 14,745m
of air core drilling was achieved from 236 holes,
comprising follow-up work, drilling of extension to
known mineralisation and reconnaissance.
At Morila in Mali, results from borehole MSZ002
drilled during the second quarter were received
and no significant mineralisation were
encountered. A small infill soil sampling
programme was completed in three areas of the
southern half of the exploitation lease area. Some
anomalous zones were defined and eight infill-soil
sampling lines (1km line spacing and 100m
sampling intervals) were completed in the Domba-
east corridor.
At Sadiola, heavy seasonal rain prevented drilling
during August and September. A fence line of
diamond holes was planned between FE3-pit 3
and FE4 to verify the possible plunge to the north
of the mineralised breccia present on these two
prospects. Borehole SDFE3S-022 achieved 227m
before rain halted drilling and limited resource
delineation drilling was completed at FE3, FE3S
and Tambali South.
At Yatela, six diamond holes totalling 1,836m
were drilled on the “Deep Sulphide” project and
final assay results are being awaited. A drilling
programme to investigate the oxide potential at
Dinnguilou started during the quarter and the
initial phase to test the alluvial potential was
completed with 2,672m drilled from 238 holes.
The saprolite drilling programme was delayed by
heavy rainfall and 6,719m was drilled of the
planned 10,500m. Mineralised intersections from
a previous drilling campaign were followed up on
at KE17 and 366m were drilled from 11 holes.
At Navachab, in Namibia, drilling continued in the
Upper Schist to the north-west of the main pit, as
well as on the west ramp of the main pit area and
preliminary results received have been
encouraging. A drilling programme to test vertical
mineralisation along the Upper Schist-MDM
contact in the main pit area was initiated, and
drilling started at Gecko South and North. The
existing grade control block at Gecko Central was
extended to the north-east to close off the
mineralisation and additional drilling to close off
the orebody toward the north-east at Grid A was
completed and some positive intersections were
recorded.

At Cripple Creek & Victor in the United States,
drilling continues on the north side of the district
near Schist Island and Control Point, while
geotechnical drilling has been completed in the
Globe Hill area. Development drilling has been
completed along the Last Dollar/Orpha may trend
on the southeast side of the main Cresson pit and
will focus on the Schist Island area for the
remainder of the year.
GREENFIELDS EXPLORATION
Greenfields exploration activities continued in
seven countries (Australia, Colombia, the DRC,
China, Laos, the Philippines, and Russia) during
the quarter. A total of 269,700m of diamond
(DDH) and reverse circulation (RC) drilling has
been completed to date for the year, on drill
testing priority targets in Australia, the DRC, and
Colombia.
In Australia, drilling continued at the Tropicana
JV Project (AngloGold Ashanti 70%,
Independence Group 30%) as part of the pre-
feasibility study (PFS), which will focus on the
economics of the open-pit mining of gold
mineralisation, currently identified over a four
kilometre strike length at Tropicana-Havana.
Reconnaissance exploration is also continuing, in
parallel, throughout the remainder of the
Tropicana JV tenement holding.
Regional exploration and target generation
activities continued in Colombia during the third
quarter. Diamond drilling was carried out on the
bulk-tonnage gold targets at Gramalote, where a
conceptual study is currently taking place, with
results expected at year end, and at Colosa. Drill
testing of the joint venture prospect Nechi (with
local partner Mineros SA) also continued during
the quarter, with results currently under review,
while encouraging results were returned from
drilling at the Miraflores prospect by the JV
partner B2Gold.
Drilling continued in the Mongbwalu region of the
north-eastern DRC with one diamond rig and two
RC rigs. Diamond drilling continued to focus on
defining the resource potential of the deeper,
mineralised mylonite zones located to the south-
east and east of the past-producing Nzebi and
Pluto mines, respectively.
The two RC rigs continued to evaluate the
shallow, open-pit resource potential of the Adidi
North, Sokomutu, and Pluto sectors. A 50m x
50m drill grid has now been completed over both
the Adidi North and Sokomuto sectors. The 2007
drill programme is expected to be finalised in the
middle of next quarter, and will allow for the
calculation of an inferred gold resource by year-
end. In parallel, a conceptual scoping study on the
economics of the Mongbwalu project is expected
to be completed during the first half of 2008.
Regional target generation activities continued at
Concession 40, with additional airborne magnetic
data acquired during the quarter, bringing the total
area covered by high-resolution airborne
geophysics to 2,200 square kilometres, or nearly
25% of the entire concession. Interpretation of
these geophysical data is ongoing and field
evaluation of the priority targets is in progress.
In Russia, the formal documentation for the
strategic alliance with Polymetal has been signed,
and all future exploration and business
development activities in Russia, will now be
undertaken through the strategic alliance.
In China, preparation for first-round drilling of the
Yili-Yunlong prospect was advanced after the
issuance of the business licence for the Co-
operative Joint Venture (CJV) in late June.
AngloGold Ashanti also successfully signed its
third CJV in China at the Pingwu project in the
Sichuan Province on August 30. At Red Valley in
Qinghai, 3,300m of diamond drilling was
completed by AngloGold Ashanti as part of its
earn-in commitment on the CJV with results
expected during the fourth quarter.
In the Philippines, the final tenement grant for
Mapawa is still awaited from the Manila Central
Mines and Geosciences Bureau, and work
continued on finalising the Mapawa and Outer
Siana JV agreements with Red 5 Limited.
Under the Oxiana Limited JV in Laos, regional
reconnaissance sampling and mapping
programmes were restricted, due to rain, to two
areas, with assays results awaited.

Review of the gold market
From a low of $641/oz early in the quarter, the gold
price strengthened during the quarter reaching a
high of $745/oz at quarter end, on raised concerns
over economic uncertainty and a weaker US dollar.
For the quarter, the gold price averaged $680/oz,
marginally higher than the previous quarter’s
$666/oz. Post quarter end the gold price has
continued to trade higher, reaching a 27 year high
of $790/oz assisted by strong investment demand
and the continued weakening of the US dollar.
The stronger gold price and an unchanged rand
saw the rand gold price average R155,005/kg for
the quarter, up 2% on the previous quarter’s
average of R151,562/kg. A stronger Australian
dollar offset the US dollar gold price increase and
the gold price in Australian dollar terms was
unchanged from the previous quarter at A$802/oz.
PHYSICAL MARKET
Gold jewellery demand in the second quarter of
2007 reached an all-time record high of $14.5bn,
which was 37% higher than the same quarter in
2006. In tonnage terms, demand was 22% higher
than the second quarter of 2006, at 675mt.
Indications are that these trends will continue into
the third quarter.
Gold jewellery consumption in emerging market
economies, where demand is driven by an
investment component, was particularly robust.
The key factors driving increased consumption
were lower price volatility, favourable economic
conditions and a belief in possible further upside to
the gold price. The weakness of the dollar against
local currencies further fuelled this demand, with
prices remaining stable or falling for the year to
date.
In India, demand reached record levels in rupee
and tonnage terms for both jewellery and retail
investment. Together these totalled 317mt, half of
global mine output for the quarter and 90% higher
than the depressed level of a year ago. Good
monsoon rains should impact positively on the
rural economy and presage strong demand for the
latter part of year and early 2008 under current
price conditions. The second half of the year will
also see further demand for gold in India, as the
Hindu festival of lights, Diwali, is celebrated.
Record demand was also achieved in Turkey,
China (up 32% year on year) and the Middle East
(up 20% year on year). In China, growth was
achieved in both the traditional 24 carat market as
well as in the 18K (K Gold) product category. In the
Middle East, the Saudi Arabian market has showed
strong growth with jewellery demand in the second
quarter rising 30% in tonnage and 38% in value
terms.
In Russia, jewellery demand has grown strongly
over recent years and in 2006 measured 70mt.
Quarterly demand is at record levels and demand
during the first half of 2007 reached almost 40mt.
Russia became the seventh largest jewellery
market by size in 2006, and holds considerable
potential for the future. Increased imports have
also assisted in creating a more innovative and
varied product offering.
CENTRAL BANK SALES
A total of 476mt of the 500mt available was sold in
the third year of the second Central Bank Gold
Agreement (CBGA2). Sellers included Spain,
France, Switzerland and the European Central
Bank, with the Swiss National Bank accounting for
a substantial portion of sales. The Swiss National
Bank had announced in June 2007 that it would
make an adjustment in the composition of its
reserves which will result in selling 250mt of gold
before CBGA2 expires at the end of September
2009. However, the impact of these sales in a
strong investment market should be minimal.
INVESTMENT MARKET
After a subdued second quarter, which saw some
sales from investors, Exchange Traded Funds
(ETFs) performed well during August and
September. Total holdings in ETFs reached over
24Moz.
India recently introduced two ETF’s in February
and April of this year, and both have accumulated
over one tonne of gold to date. A further catalyst
for demand is the Shanghai Gold Exchange
individual gold bullion trading, which allows
individual investors to trade gold from a minimum
threshold of 100 grams.

INDUSTRIAL MARKET
The positive trends in industrial demand for gold
over the last quarter continues, on the back of
buoyant demand from the electronics industry in
the Far East. Industrial demand of 79.2mt (a 2%
improvement over the same quarter in 2006) came
primarily increase consumer demand for personal
computers and mobile phones, both of which
contain varying amounts of gold.
PRODUCER HEDGING
Following the record hedge reduction of 5.2Moz in
the previous quarter, it is expected that the data for
the third quarter will show only a small net
decrease in the global hedge position.
CURRENCIES
The US dollar continued to weaken against most
currencies during the quarter following increased
concerns over a slowing US economy, and in
particular the US housing market. The large
50 basis point rate cut in September by the US
Federal Reserve and indications from China that it
may curtail its purchases of US Treasuries, in
retaliation for threatened trade sanctions against
China, also helped weaken the dollar. In contrast,
increasing interest rates in South Africa and
Australia have attracted investment inflows that
have seen the local currencies strengthen against
the dollar over the quarter.
From opening levels of R7.02/$, A$/$0.83 and
BRL1.92/$, the rand, Australian dollar and Brazilian
real strengthened during the quarter to close at
R6.87/$, A$/$0.88 and BRL1.85/$ respectively. The
continued weakening of the US dollar since quarter
end has seen these currencies strengthen further to
levels of R6.70/$, A$/$0.91 and BRL1.79/$.

Hedge position
HEDGE POSITION
As at 30 September 2007, the net delta hedge position
was 10.58Moz or 329t, representing an increase of
1.83Moz compared to the quarters opening position. The
increase is primarily due to the closing spot gold price of
$745/oz, which was $96/oz higher than the quarters
opening price of $649/oz.
The marked-to-market value of the hedge book as at
30 September was negative $3.52bn (as at 30 June 2007:
negative $2.78bn). The value was based on a gold price
of $745/oz, exchange rates of R/$ 6.87 and A$/$0.88 and
the prevailing market interest rates and volatilities at the time. The increase in the negative marked-to-market
value was due to a higher spot gold price and higher gold
option volatilities at quarter end.
The company continues to actively manage its hedge
position in a value accretive manner, whilst actively
reducing the overall hedge delta. Some minor hedge
restructuring was concluded during the quarter.
For the quarter, the company received a price of
$621/oz, which is $59/oz or 9% lower than the
average spot price of $680/oz. For the final quarter,
the deficit between the received price and the spot
price is likely to be between 10% and 12% for spot
gold prices in the $700 to $760/oz range.
As at 31 October 2007 the marked-to-market value of
the hedge book was a negative $3.81bn, based on a
gold price of $783.70/oz and exchange rates of
R6.54/$ and A$/$0.92 and the prevailing market
interest rates and volatilities at the time.
As indicated previously, the group has changed the
method of allocating the effect of hedging to
individual mines. The effect of hedging is now
reported proportional to attributable gold sold and
therefore the average received gold price for each
mine is similar to the group average received gold
price.
Year
2007
2008
2009
2010
2011
2012-2016
Total
DOLLAR
GOLD
Forward contracts Amount (kg) 6,695 22,817 21,738 14,462 12,931 24,307 102,950
US$ per oz $363 $314 $316 $347 $397 $418 $357
Restructure Longs Amount (kg) *7,527 *7,734 *15,261
US$ per oz $654 $645 $649
Put options purchased Amount (kg) 437 437
US$ per oz $292 $292
Put options sold Amount (kg) 10,737 16,165 3,748 1,882 1,882 5,645 40,059
US$ per oz $663 $614 $530 $410 $420 $440 $576
Call options purchased Amount (kg) 4,422 9,813 14,235
US$ per oz $408 $427 $421
Call options sold Amount (kg) 20,710 55,796 45,191 35,933 37,550 61,873 257,053
US$ per oz $577 $500 $493 $483 $500 $599 $526
RAND GOLD
Forward contracts Amount (kg) *2,559 933 *1,626
Rand per kg R129,834 R116,335 R126,227
Put options sold Amount (kg) 1,089 1,089
Rand per kg R157,860 R157,860
Call options sold Amount (kg) 2,955 2,986 2,986 2,986 11,913
Rand per kg R164,134 R202,054 R216,522 R230,990 R203,528
A DOLLAR GOLD
Forward contracts Amount (kg) 10,109 2,177 3,390 3,110 18,786
A$ per oz A$762 A$659 A$645 A$688 A$717
Put options purchased Amount (kg) 7,154 7,154
A$ per oz A$837 A$837
Put options sold Amount (kg) 10,575 1,866 12,441
A$ per oz A$813 A$810 A$812
Call options purchased Amount (kg) 3,110 1,244 3,110 7,464
A$ per oz A$680 A$694 A$712 A$696
Call options sold Amount (kg) 10,575 10,575
A$ per oz A$860 A$860
Delta (kg) (26,579) (55,273) (68,319) (50,184) (49,576) (79,198) (329,129)
** Total net gold:
Delta (oz) (854,533) (1,777,066) (2,196,504) (1,613,451) (1,593,903) (2,546,271) (10,581,728)
Rounding of figures may result in computational discrepancies.

Year
2007
2008
2009
2010
2011
2012-2016
Total
DOLLAR
SILVER
Put options purchased Amount (kg) 10,886 43,545 54,431
$ per oz $7.40 $7.66 $7.61
Put options sold Amount (kg) 10,886 43,545 54,431
$ per oz $5.93 $6.19 $6.14
Call options sold Amount (kg) 10,886 43,545 54,431
$ per oz $8.40 $8.64 $8.59
*
Indicates a long position resulting from forward purchase contracts. The group enters into forward purchase contracts as part of its strategy to actively manage and reduce the size of the hedge book.
**
The Delta of the hedge position indicated is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 30 September 2007.
The following table indicates the group's currency hedge position at 30 September 2007
Year
2007
2008
2009
2010
2011
2012-2016
Total
RAND DOLLAR (000)
Forward contracts Amount ($)
30,113 30,113
US$/R R7.13 R7.13
Put options purchased Amount ($)
140,000 140,000
US$/R
R7.32 R7.32
Put options sold Amount ($)
185,000 185,000
US$/R
R7.10 R7.10
Call options sold Amount ($)
185,000 185,000
US$/R
R7.55 R7.55
A
DOLLAR
(000)
Forward contracts Amount ($) 60,000 80,000 140,000
A$/US$                       $0.84 $0.79 $0.81
Put options purchased Amount ($) 80,000 80,000 160,000
A$/US$                       $0.81 $0.81 $0.81
Put options sold Amount ($) 80,000 80,000 160,000
A$/US$                       $0.83 $0.84 $0.84
Call options sold Amount ($) 80,000 80,000 160,000
A$/US$                       $0.79 $0.79 $0.79
BRAZILIAN
REAL
(000)
Forward contracts Amount ($) 12,000 19,000 31,000
US$/BRL BRL2.06 BRL2.05 BRL2.05
Put options purchased Amount ($) 9,000 9,000
US$/BRL BRL2.04 BRL2.04
Put options sold Amount ($) 3,000 3,000
US$/BRL BRL2.05 BRL2.05
Call options sold Amount ($) 15,000 8,000 23,000
US$/BRL BRL2.01 BRL2.20 BRL2.08
Derivative analysis by accounting designation as at 30 September 2007
Normal sale
exempted
Cash flow
hedge
accounted
Non-hedge
accounted
Total
US Dollars (million)
Commodity option contracts (567) - (1,560) (2,127)
Foreign exchange option contracts - - (2) (2)
Forward sale commodity contracts (1,118) (346) 54 (1,410)
Forward foreign exchange contracts - 4 13 17
Interest rate swaps (32) - 35 3
Total hedging contracts
(1,717)
(342)
(1,460)
(3,519)
Option component of convertible bonds - - (41) (41)
Total derivatives
(1,717)
(342)
(1,501)
(3,560)
Rounding of figures may result in computational discrepancies.

Group
operating results
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2007
2007
2006
2007
2006
2007
2007
2006
2007
2006
OPERATING RESULTS
1
UNDERGROUND OPERATION
Milled
- 000 tonnes / - 000 tons
3,384
3,404 3,592 9,877 10,194
3,730
3,753 3,960 10,887 11,237
Yield - g / t / - oz / t
7.11
6.70 6.98 7.00 7.11
0.207
0.195 0.204 0.204 0.207
Gold produced - kg / - oz (000)
24,066
22,817 25,066 69,179 72,501
774
734 806 2,225 2,331
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons
2,976
3,192 3,273 9,442 9,385
3,280
3,518 3,608 10,408 10,345
Yield - g / t / - oz / t
0.48
0.53 0.46 0.51 0.50
0.014
0.015 0.013 0.015 0.015
Gold produced - kg / - oz (000)
1,429
1,680 1,497 4,803 4,677
46
54 48 154 150
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons
41,999
42,880 43,823 124,938 128,564
46,296
47,267 48,306 137,721 141,718
Treated - 000 tonnes / - 000 tons
6,456
6,139 6,871 18,857 19,497
7,116
6,767 7,574 20,786 21,492
Stripping ratio - t (mined total - mined ore) / t mined ore
4.20
4.16 5.56 4.43 4.94
4.20
4.16 5.56 4.43 4.94
Yield - g / t / - oz / t
2.49
2.29 2.00 2.34 2.15
0.073
0.067 0.058 0.068 0.063
Gold in ore - kg / - oz (000)
15,059
14,123 6,665 41,752 30,743
484
454 214 1,342 988
Gold produced - kg / - oz (000)
16,064
14,033 13,742 44,180 41,883
516
451 442 1,420 1,347
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons
14,807
15,229 15,381 44,755 47,985
16,322
16,787 16,955 49,334 52,894
Placed
2
- 000 tonnes / - 000 tons
5,636
5,673 5,790 16,490 17,441
6,213
6,253 6,382 18,177 19,226
Stripping ratio - t (mined total - mined ore) / t mined ore
1.53
1.94 1.90 1.83 1.83
1.53
1.94 1.90 1.83 1.83
Yield
3
- g / t / - oz / t
0.66
0.82 0.84 0.74 0.80
0.019
0.024 0.024 0.021 0.023
Gold placed
4
- kg / - oz (000)
3,706
4,656 4,628 12,127 13,867
119
150 149 390 446
Gold produced - kg / - oz (000)
3,052
3,428 3,559 9,647 10,495
98
110 114 310 337
TOTAL
Gold produced
- kg / - oz (000)
44,611
41,958 43,864 127,809 129,556
1,434
1,349 1,410 4,109 4,165
Gold sold - kg / - oz (000)
45,768
40,661 43,185 127,987 127,772
1,471
1,307 1,388 4,115 4,108
Price received - R / kg / - $ / oz - sold
141,400
137,579 134,176 139,732 122,595
621
605 584 610 576
Total cash costs - R / kg / - $ / oz - produced
81,186
75,724 71,495 78,074 65,334
357
333 311 341 308
Total production costs - R / kg / - $ / oz - produced
107,239
99,734 95,267 102,443 87,661
471
439 414 448 413
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz
409
397 420 394 403
13.16
12.76 13.49 12.66 12.97
Actual - g / - oz
361
339 360 352 353
11.62
10.89 11.57 11.31 11.33
CAPITAL EXPENDITURE - Rm
/ - $m
1,733
1,979 1,542 5,129 3,671
245
279 220 720 557
1
Effective 1 September 2007, the minority shareholdings of the International Finance Corporation (10%) and Government of Ghana (5%) were acquired and Iduapriem is now fully owned by AngloGold Ashanti.
2
Tonnes (Tons) placed on to leach pad.
3
Gold placed / tonnes (tons) placed.
4
Gold placed into leach pad inventory.
Rounding of figures may result in computational discrepancies.
Quarter ended
Quarter ended
Unaudited
Rand / Metric
Unaudited
Dollar / Imperial
Nine months ended
Nine months ended

Group
income statement
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
September
June
September
September
September
2007
2007
2006
2007
2006
SA Rand million
Notes
Unaudited Unaudited Unaudited Unaudited Unaudited
Revenue
2
6,549
5,461 5,707 17,892 15,129
Gold income
6,319
5,222 5,459 17,204 14,503
Cost of sales 3
(4,924)
(4,132) (3,987) (13,279) (11,006)
(Loss) profit on non-hedge derivatives and other commodity contracts
(2,274)
840 510 (2,095) (2,437)
Gross (loss) profit
(879)
1,930 1,981 1,830 1,060
Corporate administration and other expenses
(252)
(216) (126) (676) (393)
Market development costs
(26)
(26) (26) (75) (75)
Exploration costs
(219)
(204) (112) (599) (301)
Other operating expenses
4
(65)
(43) (34) (156) (103)
Dividend received from investments
16
- - 16 -
Operating special items
5
36
86 (56) 137 (32)
Operating (loss) profit
(1,388)
1,527 1,628 477 156
Interest received
89
62 60 224 149
Exchange (loss) gain
(6)
(14) 6 (18) (5)
Fair value adjustment on option component of convertible bond
(140)
223 421 218 347
Finance costs and unwinding of obligations
(230)
(220) (157) (649) (576)
Share of associates' loss
(104)
(51) (4) (159) (8)
(Loss) profit before taxation
(1,780)
1,527 1,955 93 62
Taxation
6
(161)
(371) (430) (966) (556)
(Loss) profit after taxation from continuing operations
(1,941)
1,155 1,524 (873) (494)
Discontinued operations
Loss for the period from discontinued operations
7
(24)
(4) (1) (34) (12)
(Loss) profit for the period
(1,964)
1,151 1,523 (907) (505)
Allocated as follows:
Equity shareholders
(2,015)
1,083 1,470 (1,082) (657)
Minority interest
51
68 54 175 152
(1,964)
1,151 1,523 (907) (505)
Basic (loss) earnings per ordinary share (cents)
1
(Loss) profit from continuing operations
(708)
386 533 (372) (238)
Loss from discontinued operations
(9)
(1) - (12) (4)
(Loss) profit
(716)
385 533 (384) (242)
Diluted (loss) earnings per ordinary share (cents)
2
(Loss) profit from continuing operations
3
(708)
385 533 (372) (238)
Loss from discontinued operations
3
(9)
(1) - (12) (4)
(Loss) profit
3
(716)
384 533 (384) (242)
Dividends
- Rm
251 578
- cents per Ordinary share 90 210
- cents per E Ordinary share 45
-
1
Calculated on the basic weighted average number of ordinary shares.
2
The impact of the diluted earnings per share is anti-dilutive and therefore equal to the basic earnings per share.
3
Calculated on the diluted weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.

Group
income statement
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
September
June
September
September
September
2007
2007
2006
2007
2006
US Dollar million
Notes
Unaudited Unaudited Unaudited Unaudited Unaudited
Revenue
2
925
773 798 2,511 2,288
Gold income
893
739 763 2,415 2,193
Cost of sales 3
(696)
(585) (557) (1,865) (1,669)
(Loss) profit on non-hedge derivatives and other commodity contracts
(356)
77 143 (331) (214)
Gross (loss) profit
(159)
231 349 219 310
Corporate administration and other expenses
(36)
(31) (18) (95) (60)
Market development costs
(4)
(4) (4) (11) (12)
Exploration costs
(31)
(29) (16) (84) (45)
Other operating expenses
4
(9)
(6) (5) (22) (16)
Dividend received from investments
2
- - 2 -
Operating special items
5
5
12 (7) 19 (3)
Operating (loss) profit
(231)
174 300 29 174
Interest received
13
9 8 31 22
Exchange (loss) gain
(1)
(2) 1 (3) (1)
Fair value adjustment on option component of convertible bond
(20)
32 58 30 44
Finance costs and unwinding of obligations
(32)
(31) (22) (91) (89)
Share of associates' loss
(14)
(7) - (22) (1)
(Loss) profit before taxation
(286)
174 344 (25) 150
Taxation
6
(21)
(52) (69) (133) (97)
(Loss) profit after taxation from continuing operations
(308)
121 276 (158) 53
Discontinued operations
Loss for the period from discontinued operations
7
(3)
(1) - (5) (2)
(Loss) profit for the period
(311)
121 276 (163) 51
Allocated as follows:
Equity shareholders
(318)
111 268 (188) 28
Minority interest
7
10 8 25 23
(311)
121 276 (163) 51
Basic (loss) earnings per ordinary share (cents)
1
(Loss) profit from continuing operations
(112)
39 97 (65) 11
Loss from discontinued operations
(1)
- - (2) (1)
(Loss) profit
(113)
39 97 (67) 10
Diluted (loss) earnings per ordinary share (cents)
2
(Loss) profit from continuing operations
3
(112)
39 97 (65) 11
Loss from discontinued operations
3
(1)
- - (2) (1)
(Loss) profit
3
(113)
39 97 (67) 10
Dividends
4
- $m
35 81
- cents per Ordinary share 12 29
- cents per E Ordinary share 6
-
1
Calculated on the basic weighted average number of ordinary shares.
2
The impact of the diluted earnings per share is anti-dilutive and therefore equal to the basic earnings per share.
3
Calculated on the diluted weighted average number of ordinary shares.
4
Dividends are translated at actual rates on date of payment.
Rounding of figures may result in computational discrepancies.

Group balance sheet
As at
As at
As at
As at
September
June
September
December
2007
2007
2006
2006
SA Rand million
Notes
Unaudited Unaudited Unaudited Audited
ASSETS
Non-current assets
Tangible assets
44,834
44,551 44,458 42,382
Intangible assets
3,036
3,041 3,137 2,909
Investments in associates
141
245 327 300
Other investments
839
956 846 884
Inventories
2,275
2,103 1,991 2,006
Trade and other receivables
477
452 120 405
Derivatives
-
- 48 45
Deferred taxation
499
417 419 432
Other non-current assets
300
313 95 313
52,401
52,078 51,440 49,676
Current assets
Inventories
4,156
4,112 3,592 3,424
Trade and other receivables
1,516
1,535 1,783 1,300
Derivatives
4,078
3,383 5,548 4,546
Current portion of other non-current assets
5
5 5 5
Cash restricted for use
294
166 46 75
Cash and cash equivalents
3,447
2,792 2,871 3,467
13,495
11,993 13,845 12,817
Non-current assets held for sale
201
203 225 123
13,696
12,196 14,070 12,940
TOTAL ASSETS
66,098
64,274 65,510 62,616
EQUITY AND LIABILITIES
Share capital and premium 10
22,265
22,237 22,077 22,083
Retained earnings and other reserves 11
(2,803)
(34) 37 (1,188)
Shareholders' equity
19,461
22,203 22,114 20,895
Minority interests 12
401
475 478 436
Total equity
19,862
22,678 22,592 21,331
Non-current liabilities
Borrowings
7,415
9,293 10,497 9,963
Environmental rehabilitation and other provisions
3,003
2,929 2,671 2,785
Provision for pension and post-retirement benefits
1,207
1,201 1,267 1,181
Trade, other payables and deferred income
39
131 104 150
Derivatives
1,321
1,183 2,592 1,984
Deferred taxation
7,476
7,821 7,615 7,722
20,460
22,559 24,746 23,785
Current liabilities
Current portion of borrowings
4,358
2,056 290 413
Trade, other payables and deferred income
4,469
3,880 3,461 3,701
Derivatives
15,421
11,869 12,794 12,152
Taxation
1,526
1,232 1,532 1,234
25,775
19,037 18,077 17,500
Non-current liabilities held for sale
-

25,775
19,037 18,172 17,500
Total liabilities
46,235
41,596 42,918 41,285
TOTAL EQUITY AND LIABILITIES
66,098
64,274 65,510 62,616
Net asset value - cents per share
7,068
8,072 8,208 7,607
Rounding of figures may result in computational discrepancies.

Group balance sheet
As at
As at
As at
As at
September
June
September
December
2007
2007
2006
2006
US Dollar million
Notes
Unaudited Unaudited Unaudited Audited
ASSETS
Non-current assets
Tangible assets
6,526
6,350 5,726 6,054
Intangible assets
442
433 404 415
Investments in associates
21
35 42 43
Other investments
122
136 109 126
Inventories
331
300 256 287
Trade and other receivables
69
64 16 58
Derivatives
-
- 6 6
Deferred taxation
73
59 54 62
Other non-current assets
44
45 12 44
7,628
7,423 6,626 7,095
Current assets
Inventories
605
586 463 489
Trade and other receivables
221
219 230 185
Derivatives
594
482 714 649
Current portion of other non-current assets
1
1 1 1
Cash restricted for use
42
24 6 11
Cash and cash equivalents
502
398 370 495
1,964
1,709 1,783 1,830
Non-current assets held for sale
29
29 29 18
1,994
1,738 1,812 1,848
TOTAL ASSETS
9,621
9,161 8,438 8,943
EQUITY AND LIABILITIES
Share capital and premium 10
3,241
3,169 2,844 3,154
Retained earnings and other reserves 11
(408)
(5) 4 (169)
Shareholders' equity
2,833
3,165 2,848 2,985
Minority interests 12
58
68 62 62
Total equity
2,891
3,232 2,910 3,047
Non-current liabilities
Borrowings
1,079
1,325 1,352 1,423
Environmental rehabilitation and other provisions
437
417 344 398
Provision for pension and post-retirement benefits
176
171 163 169
Trade, other payables and deferred income
6
19 13 21
Derivatives
192
169 334 283
Deferred taxation
1,088
1,115 981 1,103
2,978
3,215 3,187 3,397
Current liabilities
Current portion of borrowings
634
293 37 59
Trade, other payables and deferred income
651
553 446 528
Derivatives
2,245
1,692 1,648 1,736
Taxation
222
176 197 176
3,752
2,713 2,328 2,499
Non-current liabilities held for sale
-

3,752
2,713 2,341 2,499
Total liabilities
6,730
5,929 5,528 5,896
TOTAL EQUITY AND LIABILITIES
9,621
9,161 8,438 8,943
Net asset value - cents per share
1,029
1,150 1,057 1,087
Rounding of figures may result in computational discrepancies.

Group cash flow statement
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
September
June
September
September
September
2007
2007
2006
2007
2006
SA Rand million
Unaudited Unaudited Unaudited Unaudited Unaudited
Cash flows from operating activities
Receipts from customers
6,498
5,551 5,681 17,678 15,322
Payments to suppliers and employees
(4,168)
(3,869) (3,181) (11,574) (9,140)
Cash generated from operations
2,330
1,682 2,500 6,104 6,182
Cash utilised by discontinued operations
(6)
(9) (16) (24) (13)
Taxation paid
(123)
(545) (146) (1,001) (415)
Net cash inflow from operating activities
2,201
1,128 2,338 5,079 5,754
Cash flows from investing activities
Capital expenditure
(1,733)
(1,764) (1,542) (4,914) (3,671)
Acquisition of assets
-
(287) - (287) -
Proceeds from disposal of tangible assets
50
91 6 158 71
Proceeds from disposal of assets of discontinued operations
8
6 7 16 39
Other investments acquired
(7)
(16) (406) (63) (424)
Associate loans and acquisitions
-
64 (3) 1 (66)
Proceeds from disposal of investments
36
26 409 84 447
Dividends from other investments
16
- - 16 -
(Increase) decrease in cash restricted for use
(126)
101 (20) (214) 10
Interest received
77
49 56 186 118
Loans advanced
-
18 - (8) (1)
Repayment of loans advanced
1
8 8 10 36
Net cash outflow from investing activities
(1,679)
(1,702) (1,485) (5,015) (3,441)
Cash flows from financing activities
Proceeds from issue of share capital
19
36 12 159 3,061
Share issue expenses
-
(4) - (4) (32)
Proceeds from borrowings
864
730 496 1,790 906
Repayment of borrowings
(208)
(182) (294) (533) (3,636)
Finance costs
(241)
(33) (169) (486) (504)
Dividends paid
(277)
(63) (606) (1,033) (858)
Net cash inflow (outflow) from financing activities
158
485 (560) (106) (1,063)
Net increase (decrease) in cash and cash equivalents
680
(89) 293 (42) 1,250
Translation
(24)
(38) 127 22 294
Cash and cash equivalents at beginning of period
2,792
2,919 2,450 3,467 1,328
Net cash and cash equivalents at end of period
3,447
2,792 2,871 3,447 2,871
Cash generated from operations
(Loss) profit before taxation
(1,780)
1,527 1,955 93 62
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
2,725
(195) 120 3,514 4,286
Amortisation of tangible assets
1,082
1,009 1,034 3,040 2,844
Finance costs and unwinding of obligations
230
220 157 649 576
Deferred stripping
(128)
(131) (262) (359) (494)
Interest receivable
(89)
(62) (60) (224) (149)
Operating special items
(36)
(86) 56 (137) 64
Amortisation of intangible assets
3
3 4 10 10
Fair value adjustment on option components of convertible bond
140
(223) (421) (218) (347)
Environmental, rehabilitation and other expenditure
44
(14) (26) 16 (200)
Other non-cash movements
132
181 153 460 283
Movements in working capital
6
(547) (210) (740) (754)
2,330
1,682 2,500 6,104 6,182
Movements in working capital
Increase in inventories
(215)
(494) (842) (1,035) (2,014)
(Increase) decrease in trade and other receivables
(27)
79 (199) (236) (211)
Increase (decrease) in trade and other payables
248
(131) 831 530 1,471
6
(547) (210) (740) (754)
Rounding of figures may result in computational discrepancies.

Group cash flow statement
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
September
June
September
September
September
2007
2007
2006
2007
2006
US Dollar million
Unaudited Unaudited Unaudited Unaudited Unaudited
Cash flows from operating activities
Receipts from customers
918
783 798 2,481 2,329
Payments to suppliers and employees
(590)
(545) (452) (1,627) (1,401)
Cash generated from operations
328
238 346 854 928
Cash utilised by discontinued operations
(1)
(1) (2) (3) (2)
Taxation paid
(18)
(77) (20) (141) (63)
Net cash inflow from operating activities
310
160 324 710 863
Cash flows from investing activities
Capital expenditure
(245)
(249) (220) (690) (557)
Acquisition of assets
-
(40) - (40) -
Proceeds from disposal of tangible assets
7
13 1 22 11
Proceeds from disposal of assets of discontinued operations
1
1 1 2 6
Other investments acquired
(1)
(2) (62) (9) (64)
Associate loans and acquisitions
-
9 - - (10)
Proceeds from disposal of investments
5
4 62 12 68
Dividends from other investments
2
- - 2 -
(Increase) decrease in cash restricted for use
(18)
14 (3) (30) 2
Interest received
11
7 7 26 17
Loans advanced
-
2 - (1) -
Repayment of loans advanced
-
1 1 1 5
Net cash outflow from investing activities
(237)
(241) (213) (704) (522)
Cash flows from financing activities
Proceeds from issue of share capital
3
5 2 22 511
Share issue expenses
-
(1) - (1) (5)
Proceeds from borrowings
122
103 75 251 140
Repayment of borrowings
(29)
(26) (41) (75) (594)
Finance costs
(34)
(5) (24) (68) (78)
Dividends paid
(38)
(9) (85) (141) (125)
Net cash inflow (outflow) from financing activities
23
67 (73) (11) (151)
Net increase (decrease) in cash and cash equivalents
95
(14) 38 (6) 190
Translation
9
11 (11) 12 (30)
Cash and cash equivalents at beginning of period
398
400 343 495 209
Net cash and cash equivalents at end of period
502
398 370 502 370
Cash generated from operations
(Loss) profit before taxation
(286)
174 344 (25) 150
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
420
15 (54) 530 493
Amortisation of tangible assets
153
143 144 427 431
Finance costs and unwinding of obligations
32
31 22 91 89
Deferred stripping
(19)
(19) (31) (52) (64)
Interest receivable
(13)
(9) (8) (31) (22)
Operating special items
(5)
(12) 7 (19) 7
Amortisation of intangible assets
-
- - 1 1
Fair value adjustment on option components of convertible bond
20
(32) (58) (30) (44)
Environmental, rehabilitation and other expenditure
6
(2) (3) 2 (30)
Other non-cash movements
19
25 21 64 42
Movements in working capital
1
(76) (38) (105) (125)
328
238 346 854 928
Movements in working capital
Increase in inventories
(50)
(102) (55) (165) (155)
(Increase) decrease in trade and other receivables
(8)
3 (8) (38) 19
Increase in trade and other payables
60
23 25 98 12
1
(76) (38) (105) (125)
Rounding of figures may result in computational discrepancies.

Statement of recognised income and expense
Nine months
Nine months
Year
ended
ended
ended
September
September
December
2007
2006
2006
Unaudited Unaudited Audited
SA Rand million
Actuarial gain on pension and post-retirement benefits
-
- 283
Transactions with minorities
(170)
- -
Net loss on cash flow hedges removed from equity and reported in income
910
874 1,274
Net loss on cash flow hedges
(662)
(1,717) (1,604)
(Loss) gain on available-for-sale financial assets
(24)
147 78
Deferred taxation on items above
20
346 50
Net exchange translation differences
60
4,362 2,292
Net income recognised directly in equity
134
4,012 2,373
Loss for the period
(907)
(505) (385)
Total recognised (expense) income for the period
(773)
3,507 1,988
Attributable to:
Equity shareholders
(852)
3,287 1,755
Minority interest
79
220 233
(773)
3,507 1,988
US Dollar million
Actuarial gain on pension and post-retirement benefits
-
- 42
Transactions with minorities
(25)
- -
Net loss on cash flow hedges removed from equity and reported in income
130
155 217
Net loss on cash flow hedges
(96)
(221) (229)
(Loss) gain on available-for-sale financial assets
(3)
16 12
Deferred taxation on items above
(5)
32 8
Net exchange translation differences
35
493 281
Net income recognised directly in equity
36
475 331
(Loss) profit for the period
(163)
51 (14)
Total recognised (expense) income for the period
(127)
526 317
Attributable to:
Equity shareholders
(139)
505 289
Minority interest
12
21 28
(127)
526 317
Rounding of figures may result in computational discrepancies.

Segmental
reporting
for the quarter and nine months ended 30 September 2007
Quarter
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
September
June
September
September
September
2007
2007
2006
2007
2006
2007
2007
2006
2007
2006
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Gold income
South Africa
2,777
2,281
2,640
7,524
6,761
393
323
370
1,056
1,021
Argentina
269
252
221
786
666
38
36
31
110
101
Australia
715
483
454
1,752
1,228
101
68
64
245
185
Brazil
542
468
422
1,501
1,093
77
66
59
211
165
Ghana
648
567
484
1,765
1,327
92
80
67
248
201
Guinea
307
304
217
991
629
43
43
30
139
95
Mali
469
429
583
1,416
1,573
66
61
82
199
239
Namibia
87
88
100
268
257
12
12
14
38
39
Tanzania
320
163
181
668
600
45
23
25
94
91
USA
185
187
156
533
369
26
26
22
75
56
6,319
5,222
5,459
17,204
14,503
893
739
763
2,415
2,193
Gross profit (loss) adjusted for
the (loss) profit on unrealised
non-hedge derivatives and other
commodity contracts
South Africa
802
741
1,106
2,343
2,874
113
105
155
328
430
Argentina
77
97
79
279
257
11
14
11
39
39
Australia
288
212
251
732
626
41
30
35
103
94
Brazil
232
225
258
710
617
33
32
36
100
92
Ghana
26
87
(70)
175
(78)
4
12
(10)
25
(11)
Guinea
1
7
(18)
57
39
-
1
(2)
8
6
Mali
150
147
250
480
699
21
21
36
67
107
Namibia
16
26
46
71
116
2
4
6
10
18
Tanzania
94
81
(51)
162
(17)
13
11
(7)
23
(2)
USA
109
111
23
327
1
15
16
3
46
-
Other
(34)
(46)
146
(55)
114
(4)
(7)
20
(9)
16
1,761
1,688
2,020
5,281
5,248
249
239
283
740
789
Cash gross profit (loss)
1
South Africa
1,261
1,164
1,484
3,605
3,985
178
165
208
506
600
Argentina
118
143
134
415
402
17
20
19
58
61
Australia
378
301
315
989
788
53
42
44
139
118
Brazil
323
302
304
936
737
46
43
42
131
111
Ghana
153
207
86
540
368
22
29
12
76
57
Guinea
59
62
41
235
203
8
9
6
33
31
Mali
192
180
342
603
910
27
26
48
85
138
Namibia
26
36
57
101
149
4
5
8
14
23
Tanzania
185
167
36
411
168
26
24
5
58
26
USA
168
164
81
495
206
24
23
11
70
31
Other
(16)
(26)
162
4
162
(3)
(4)
23
(1)
22
2,847
2,700
3,041
8,334
8,078
402
382
426
1,169
1,218
Rounding of figures may result in computational discrepancies.
Based on risks and returns the directors consider that the primary reporting format is by business segment. The directors consider that there is only one business segment being mining, extraction and production of gold. Therefore the disclosures for the primary segment have already been given in the abbreviated financial statements. The secondary reporting format is by geographical analysis by origin.
1
Gross profit (loss) adjusted for the (loss) profit on unrealised non-hedge derivatives and other commodity contracts plus amortisation of tangible and intangible assets, less non-cash revenues.
Refer to note F of "Non-GAAP disclosure" for the definition.
US Dollar million
SA Rand million

Segmental reporting (continued)
Quarter
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
September
June
September
September
September
2007
2007
2006
2007
2006
2007
2007
2006
2007
2006
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Gold production
South Africa
19,218
18,083
20,296
54,926
59,409
618
581
653
1,766
1,910
Argentina
1,569
1,569
1,702
4,741
5,337
50
50
55
152
172
Australia
4,766
4,631
3,366
14,002
9,703
153
149
108
450
312
Brazil
3,401
3,006
2,858
9,209
7,647
109
97
92
296
246
Ghana
4,217
4,198
4,540
12,390
13,988
136
135
146
398
450
Guinea
1,886
1,992
1,940
6,148
5,542
61
64
62
198
178
Mali
3,649
3,164
4,029
10,167
12,590
117
102
130
327
405
Namibia
638
621
711
1,872
2,073
21
20
23
60
67
Tanzania
3,401
2,553
2,280
8,366
7,110
109
82
73
269
229
USA
1,866
2,142
2,143
5,988
6,157
60
69
69
193
198
44,611
41,958
43,864
127,809
129,556
1,434
1,349
1,410
4,109
4,165
Quarter
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
September
June
September
September
September
2007
2007
2006
2007
2006
2007
2007
2006
2007
2006
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Capital expenditure
South Africa
642
540
543
1,655
1,422
91
76
77
232
216
Argentina
37
30
26
91
84
5
4
4
13
13
Australia
439
543
162
1,324
289
62
77
24
186
44
Brazil
258
268
396
791
926
37
38
57
111
140
Ghana
152
232
153
575
420
22
33
21
81
64
Guinea
56
38
26
108
83
8
5
4
15
13
Mali
10
13
7
35
22
1
2
1
5
3
Namibia
10
6
5
19
15
1
1
1
3
2
Tanzania
50
34
198
108
334
7
5
29
15
51
USA
54
26
17
128
60
8
4
2
18
9
Other
25
250
9
295
16
3
34
1
41
2
1,733
1,979
1,542
5,129
3,671
245
279
220
720
557
As at
As at
As at
As at
As at
As at
As at
As at
September
June
September
December
September
June
September
December
2007
2007
2006
2006
2007
2007
2006
2006
Unaudited Unaudited Unaudited Audited Unaudited Unaudited Unaudited Audited
Total assets
South Africa
15,581
15,069
15,867
15,394
2,268
2,148
2,044
2,199
Argentina
1,647
1,681
2,186
1,876
240
240
282
268
Australia
8,238
7,611
6,606
6,447
1,199
1,085
851
921
Brazil
4,568
4,369
4,176
3,961
665
623
538
566
Ghana
13,031
13,018
13,886
12,437
1,897
1,855
1,789
1,776
Guinea
2,005
1,934
2,092
1,974
292
276
269
282
Mali
2,299
2,277
2,508
2,350
335
324
323
336
Namibia
513
479
408
424
75
68
53
61
Tanzania
9,633
9,645
10,551
9,642
1,402
1,375
1,359
1,377
USA
3,593
3,551
3,864
3,566
523
506
498
509
Other
4,990
4,640
3,366
4,545
725
661
432
648
66,098
64,274
65,510
62,616
9,621
9,161
8,438
8,943
Rounding of figures may result in computational discrepancies.
SA Rand million
kg
SA Rand million
oz (000)
US Dollar million
US Dollar million

Notes
for the quarter and nine months ended 30 September 2007
1.
Basis of preparation
The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2006 and revised International
Financial Reporting Standards (IFRS) which are effective 1 January 2007, where applicable.
The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS34,
JSE Listings Requirements and in the manner required by the South African Companies Act, 1973 for the preparation of financial information of the group for the quarter and nine months ended
30 September 2007.
2.    Revenue
Quarter ended
Nine months ended
Quarter ended
Nine months ended
Sep
2007
Jun
2007
Sep
2006
Sep
2007
Sep
2006
Sep
2007
Jun
2007
Sep
2006
Sep
2007
Sep
2006
Unaudited   Unaudited   Unaudited  Unaudited  Unaudited   Unaudited  Unaudited  Unaudited  Unaudited  Unaudited
SA Rand million US Dollar million
Revenue consists of the
following principal
categories:
Gold income
6,319
5,222 5,459 17,204 14,503
893
739 763 2,415 2,193
By-products (note 3)
125
178 188 448 477
18
25 26 63 73
Dividend received
16
– – 16 –
2
– – 2 –
Interest received
89
62 60 224 149
13
9 8 31 22
6,549
5,461 5,707 17,892 15,129
925
773 798 2,511 2,288
3.    Cost of sales
Quarter ended
Nine months ended
Quarter ended
Nine months ended
Sep
2007
Jun
2007
Sep
2006
Sep
2007
Sep
2006
Sep
2007
Jun
2007
Sep
2006
Sep
2007
Sep
2006
Unaudited   Unaudited   Unaudited  Unaudited  Unaudited   Unaudited  Unaudited  Unaudited  Unaudited  Unaudited
SA Rand million US Dollar million
Cash operating costs
(3,684)
(3,319)    (3,095)     (10,201)       (8,591)
(521)
(469)       (432) (1,433) (1,304)
By-products (note 2)
125
178 188 448 477
18
25 26 63 73
(3,559)
(3,141)   (2,907)      (9,753)          (8,114)
(503)
(444)        (406) (1,370) (1,231)
Other cash costs
(176)
(165)      (167)         (518)            (422)
(25)
(23)          (23)            (73)           (64)
Total cash costs
(3,735)
(3,305)    (3,075)    (10,271)         (8,536)
(528)
(468)        (429) (1,443) (1,295)
Retrenchment costs
(27)
(9)        (14)           (44)             (38)
(4)
(1)            (2) (6)             (6)
Rehabilitation and other
non-cash costs
(85)
(19)        (23)          (124)            (87)
(12)
(3)            (3)           (17) (13)
Production costs
(3,847)
(3,333)    (3,111)     (10,439)        (8,661)
(544)
(471)         (434) (1,466) (1,314)
Amortisation of tangible
assets
(1,082)
(1,009)    (1,034)       (3,040)        (2,844)
(153)
(143)         (144)         (427)          (431)
Amortisation of
intangible assets
(3)
(3)          (4)            (10)            (10)
–
– – (1) (1)
Total production costs
(4,933)
(4,346)    (4,148)      (13,489)     (11,515)
(697)
(615) (579) (1,895) (1,746)
Inventory change
9
214 161 209 509
1
30 22 30 77
(4,924)
(4,132)     (3,987)     (13,279)     (11,006)
(696)
(585) (557) (1,865) (1,669)
Rounding of figures may result in computational discrepancies.

4.   Other operating expenses
Quarter ended
Nine months ended
Quarter ended
Nine months ended
Sep
2007
Jun
2007
Sep
2006
Sep
2007
Sep
2006
Sep
2007
Jun
2007
Sep
2006
Sep
2007
Sep
2006
Unaudited   Unaudited  Unaudited  Unaudited  Unaudited  Unaudited Unaudited Unaudited  Unaudited  Unaudited
SA Rand million US Dollar million
Pension and medical defined
benefit provisions
(25)
(25)           (20)
(75) (58)
(4)
(3)           (3)
(11)            (9)
Claims filed by former
employees in respect of loss
of employment, work-related
accident injuries and
diseases, governmental
fiscal claims and costs of old
tailings operations
(40)
(6)           (14)
(67) (41)
(5)
(1)            (2)           (9)            (6)
Other
–
(12)             –
(14) (4)
–
(2)             –
(2) (1)
(65)
(43)           (34)
(156) (103)
(9)
(6)            (5)
(22) (16)
5.   Operating special items
Quarter ended
Nine months ended
Quarter ended
Nine months ended
Sep
2007
Jun
2007
Sep
2006
Sep
2007
Sep
2006
Sep
2007
Jun
2007
Sep
2006
Sep
2007
Sep
2006
Unaudited   Unaudited  Unaudited  Unaudited  Unaudited  Unaudited  Unaudited  Unaudited  Unaudited  Unaudited
SA Rand million US Dollar million
Under provision of indirect
taxes
–
(6)            (1)
(6) (27)
–
(1)           (8)             (1)            (4)
VAT not recoverable
–
– (58) – (58)
–
– – – (8)
Impairment of tangible
assets (note 8)
–
– – (1) (3)
–
– – – –
Recovery of loan
–
– – 23 –
–
– – 3 –
Profit on disposal of assets
(note 8)
36
92 3 122 56
5
13 1 17 8
36
86 (56) 137 (32)
5
12 (7) 19 (3)
6.   Taxation
Quarter ended
Nine months ended
Quarter ended
Nine months ended
Sep
2007
Jun
2007
Sep
2006
Sep
2007
Sep
2006
Sep
2007
Jun
2007
Sep
2006
Sep
2007
Sep
2006
Unaudited   Unaudited  Unaudited  Unaudited  Unaudited  Unaudited  Unaudited  Unaudited Unaudited  Unaudited

SA Rand million US Dollar million
Current tax
Normal taxation
(443)
(333)         (519)
(1,218) (1,110)
(63)
(46)         (72)
(171) (164)
Disposal of tangible assets
(note 8)
(9)
(18)            (4)
(31) (11)
(1)
(3)           (1)            (4)           (2)
Over (under) provision prior
year
18
23 – (26) –
3
3 – (4) –
(434)
(328)          (523)
(1,275) (1,121)
(61)
(46)         (73)
(179) (166)
Deferred taxation
Temporary differences
10
31 15 42 (141)
2
4 1 6 (22)
Unrealised non-hedge
derivatives and other
commodity contracts
233
22 77 337 705
34
4 3 49 91
Disposal of tangible assets
(note 8)
31
(6)             –
20              1              4
(1) – 3 –
Change in estimated
deferred taxation
–
(90)              –
(90)
–              –
(13)             –
(13)            –
274
(43)            92
309
565              40
(6) 4 45 69
Total taxation
(161)
(371)          (430)
(966) (556)
(21)
(52)          (69)
(133)         (97)
Rounding of figures may result in computational discrepancies.

7.    Discontinued operations
The Ergo surface dump reclamation, which forms part of the South African operations, has been discontinued as the operation has reached the end of its useful life. The results of Ergo are presented below:
Quarter ended
Nine months ended
Quarter ended
Nine months ended
Sep
2007
Jun
2007
Sep
2006
Sep
2007
Sep
2006
Sep
2007
Jun
2007
Sep
2006
Sep
2007
Sep
2006
Unaudited   Unaudited  Unaudited  Unaudited  Unaudited  Unaudited Unaudited Unaudited  Unaudited  Unaudited
SA Rand million US Dollar million
Gold income
1
2 3 5 19
–
– 1 1 3
Cost of Sales
(6)
(5)            (6) (16) (20)
(1)
(1)            (1)            (2)            (3)
Gross loss
(5)
(2)            (3) (11)
–             (1)
(1)             – (1)             –
Taxation
(19)
(2)             2 (23) (11)
(3)
– – (3) (2)
Loss from discontinued
operations
(24)
(4)            (1) (34) (12)
(3)
(1)             – (5)             (2)
8.    Headline (loss) earnings
Quarter ended
Nine months ended
Quarter ended
Nine months ended
Sep
2007
Jun
2007
Sep
2006
Sep
2007
Sep
2006
Sep
2007
Jun
2007
Sep
2006
Sep
2007
Sep
2006
Unaudited   Unaudited  Unaudited  Unaudited  Unaudited  Unaudited Unaudited Unaudited  Unaudited  Unaudited
SA Rand million US Dollar million
The (loss) profit attributable
to equity shareholders has
been adjusted by the
following to arrive at
headline (loss) earnings:
(Loss) profit attributable to
equity shareholders
(2,015)
1,083 1,470 (1,082) (657)
(318)
111 268 (188) 28
Impairment of tangible
assets (note 5)
–
– – 1 3
–
– – – –
Profit on disposal of assets
(note 5)
(36)
(92)            (3) (122) (56)
(5)
(13)             (1) (17)           (8)
Impairment of associate
101
50 – 151 –
14
7 – 21 –
Taxation on items above –
current portion (note 6)
9
18 4 31 11
1
3 1 4 2
Taxation on items above –
deferred portion (note 6)
(31)
6 – (20) (1)
(4)
1 – (3) –
Headline (loss) earnings
(1,972)
1,066 1,470 (1,042) (700)
(312)
109 268 (182) 21
Cents per share
(1)
Headline (loss) earnings
(701)
379 533 (370) (258)
(111)
39 97 (65) 8
(1) Calculated on the basic weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.

9.    Shares
Quarter ended
Nine months ended
Sep
2007
Unaudited
Jun
2007
Unaudited
Sep
2006
Unaudited
Sep
2007
Unaudited
Sep
2006
Unaudited
Authorised:
Ordinary shares of 25 SA cents each
400,000,000
400,000,000     400,000,000 400,000,000 400,000,000
E ordinary shares of 25 SA cents each
4,280,000
4,280,000 – 4,280,000 –
A redeemable preference shares of 50 SA cents each
2,000,000
2,000,000        2,000,000 2,000,000 2,000,000
B redeemable preference shares of 1 SA cent each
5,000,000
5,000,000        5,000,000 5,000,000 5,000,000
Issued and fully-paid:
Ordinary shares in issue
276,919,836
276,836,030     275,258,118 276,919,836 275,258,118
E ordinary shares in issue
4,077,860
4,115,930 – 4,077,860 –
Total ordinary shares
280,997,696
280,951,960     275,258,118 280,997,696 275,258,118
A redeemable preference shares
2,000,000
2,000,000        2,000,000 2,000,000 2,000,000
B redeemable preference shares
778,896
778,896 778,896 778,896 778,896
In calculating the diluted number of ordinary shares outstanding for the year, the following were taken into consideration:
Ordinary shares
276,853,218
276,792,157     275,225,150 276,698,228 271,143,179
E Ordinary shares
4,093,133
4,152,725 – 4,131,425 –
Fully vested options
455,473
308,961 446,062 548,859 445,519
Weighted average number of shares
281,401,824
281,253,843     275,671,212 281,378,512 271,588,698
Dilutive potential of share options
(1)
–
568,077 124,674 – 124,674
Diluted number of ordinary shares
281,401,824
281,821,920     275,795,886 281,378,512 271,713,372
(1)    The calculation of diluted loss per ordinary share for the quarter and nine months ended 30 September 2007 did not assume the effect of
823,608 and 833,584 shares respectively, issuable upon the exercise of share incentive options as their effects are anti-dilutive for these periods.
10.  Ordinary share capital and premium
As at
As at
Sep
2007
Jun
2007
Sep
2006
Dec
2006
Sep
2007
Jun
2007
Sep
2006
Dec
2006
Unaudited  Unaudited    Unaudited
Audited   Unaudited    Unaudited   Unaudited
Audited
SA Rand million US Dollar million
Balance at beginning of period
23,045
23,045       19,362        19,362             3,292
3,292 3,055 3,055
Ordinary shares issued
170
146        3,027          3,330
22
19 506 550
E ordinary shares (cancelled) issued
(14)
(9)
–             353                (1)
(1)             –
50
Translation
–
–               –                –                 63
(7)          (677)          (363)
Sub-total
23,201
23,182        22,389        23,045            3,376
3,303 2,884 3,292
Redeemable preference shares held
within the group
(312)
(312) (312) (312)
(45)
(44)
(40)            (45)
Ordinary shares held within the group
(285)
(289)
–           (297)
(41)
(41)             –
(43)
E Ordinary shares held within the group
(339)
(344)
–           (353)
(49)
(49)             –
(50)
Balance at end of period
22,265
22,237        22,077        22,083           3,241
3,169 2,844 3,154
Rounding of figures may result in computational discrepancies.

11. Retained earnings and other reserves
Retained
earnings
Non-
distributable
reserves
Foreign
currency
translation
reserve
Actuarial
(losses) gains
Other
comprehen-
sive
income
Total
SA Rand million
Balance at December 2005
1,115                 138 (1,910) (227) (1,655) (2,539)
Loss attributable to equity shareholders (657) (657)
Dividends (742) (742)
Net loss on cash flow hedges removed from
equity and reported in income
867 867
Net loss on cash flow hedges (1,708)          (1,708)
Gain on available-for-sale financial assets 147 147
Deferred taxation on items above 346 346
Share-based payment for share awards and
BEE transaction
31 31
Translation 4,468                     1 (177) 4,292
Balance at September 2006
(284) 138              2,558               (226) (2,149) 37
Balance at December 2006
(214)
138
436
(45)
(1,503)
(1,188)
Loss attributable to equity shareholders
(1,082)
(1,082)
Dividends
(919)
(919)
Transactions with minorities
(79)
(79)
Net loss on cash flow hedges removed from
equity and reported in income
900
900
Net loss on cash flow hedges
(655)              (655)
Loss on available-for-sale financial assets
(24)                (24)
Deferred taxation on items above
1
19
20
Share-based payment for share awards and
BEE transaction
156
156
Translation
66                   (1)                    3
68
Balance at September 2007
(2,294)
138
502
(45)
(1,104)
(2,803)
Retained
earnings
Non-
distributable
reserves
Foreign
currency
translation
reserve
Actuarial
(losses) gains
Other
comprehen-
sive
income
Total
US Dollar million
Balance at December 2005
(58) 22                 (66) (36) (261) (399)
Profit attributable to equity shareholders 28 28
Dividends                                                                (107) (107)
Net loss on cash flow hedges removed from
equity and reported in income
154 154
Net loss on cash flow hedges (220)            (220)
Gain on available-for-sale financial assets 16 16
Deferred taxation on items above 32 32
Share-based payment for share awards and
BEE transaction
5 5
Translation (4) 495 7 (3) 495
Balance at September 2006
(137) 18                 429                  (29) (277)                  4
Balance at December 2006
(209)
20
241
(6)
(215)
(169)
Loss attributable to equity shareholders
(188)
(188)
Dividends
(125)
(125)
Transactions with minorities
(12)
(12)
Net loss on cash flow hedges removed from
equity and reported in income
129
129
Net loss on cash flow hedges
(95)                (95)
Loss on available-for-sale financial assets
(3)                  (3)
Deferred taxation on items above
(5)                  (5)
Share-based payment for share awards and
BEE transaction
25
25
Translation
32
3
35
Balance at September 2007
(534)
20
273
(6)
(161)
(408)
Rounding of figures may result in computational discrepancies.

12.   Minority interests
As at
As at
Sep
2007
Jun
2007
Sep
2006
Dec
2006
Sep
2007
Jun
2007
Sep
2006
Dec
2006
Unaudited   Unaudited  Unaudited
Audited   Unaudited  Unaudited   Unaudited
Audited
SA Rand million US Dollar million
Balance at beginning of period
436
436            374             374              62
62 59 59
Profit for the period
175
124            152            202               25
17 23 30
Distributions to minorities
(114)
(88) (116) (171)
(16)
(12)            (18)           (25)
Acquisition of minority interest
(1)
(95)
–              –                –
(13)
– – –
Other balance sheet movements
4
–              –                –               –
– – –
Net loss on cash flow hedges removed from
equity and reported in income
10
4              7            10                    1
1 1 2
Net loss on cash flow hedges
(7)
–            (9) (12)
(1)
– (1)             (2)
Translation
(8)
(1)
70            33                 –
– (2)             (2)
Balance at end of period
401
475           478          436                58
68 62 62
(1) Effective 1 September 2007, the minority shareholdings of the International Finance Corporation (10%) and Government of Ghana (5%) were acquired and Iduapriem is now wholly-owned by AngloGold Ashanti.
13.   Exchange rates
Sep
2007
Unaudited
Jun
2007
Unaudited
Sep
2006
Unaudited
Dec
2006
Audited
Rand/US dollar average for the year to date
7.12
7.14 6.59                   6.77
Rand/US dollar average for the quarter
7.08
7.07 7.15                   7.31
Rand/US dollar closing
6.87
7.02 7.76                   7.00
Rand/Australian dollar average for the year to date
5.85
5.78 4.93                   5.10
Rand/Australian dollar average for the quarter
6.00
5.88 5.41                   5.63
Rand/Australian dollar closing
6.04
5.96 5.82                   5.53
BRL/US dollar average for the year to date
2.00
2.04 2.18                   2.18
BRL/US dollar average for the quarter
1.92
1.97 2.17                   2.15
BRL/US dollar closing
1.85
1.92 2.17                   2.14
14.   Capital commitments
Sep
2007
Unaudited
Jun
2007
Unaudited
Sep
2006
Unaudited
Dec
2006
Audited
Sep
2007
Unaudited
Jun
2007
Unaudited
Sep
2006
Unaudited
Dec
2006
Audited
SA Rand million US Dollar million
Orders placed and outstanding
on capital contracts at the
prevailing rate of exchange
4,406
4,216          2,910
2,475             641
601 375 354
Liquidity and capital resources:
•
To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.
•
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition distributions from joint ventures are subject to the relevant board approval.
•
The credit facilities and other financing arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the groups covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of financing facilities mature in the near future, the group believes that these facilities can be refinanced on similar terms to those currently in place.
Rounding of figures may result in computational discrepancies.

15.
Contingent liabilities
AngloGold Ashanti’s contingent liabilities at 30 September 2007 are detailed below:
Groundwater pollution – South Africa – AngloGold Ashanti has identified a number of groundwater pollution sites at its current operations in South Africa, and has investigated a number of different technologies and methodologies that could possibly be used to remediate the pollution plumes. The viability of the suggested remediation techniques in the local geologic formation in South Africa is however unknown. No sites have been remediated and present research and development work is focused on several pilot projects to find a solution that will in fact yield satisfactory results in South
African conditions. Subject to the technology being developed as a remediation technique, no reliable estimate can be made for the obligation.
Provision of surety – South Africa – AngloGold Ashanti has provided sureties in favour of a lender on a
Gold loan facility with its affiliate Oro Africa (Pty) Ltd and one of its subsidiaries to a maximum value of
R100m ($15m). The suretyship agreements have a termination notice period of 90 days.
Sales tax on gold deliveries – Brazil – Mineração Serra Grande S.A. (MSG), the operator of the Crixas mine in Brazil, has received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export: one for the period between February 2004 and June 2005 and the other for the period between July 2005 and May 2006. The tax authorities maintain that whenever a taxpayer exports gold mined in the state of Goiás, through a branch located in a different Brazilian
State, it must obtain an authorisation from the Goiás State Treasury by means of a Special Regime
Agreement (Termo de Acordo re Regime Especial – TARE). The Serra Grande operation is co-owned with Kinross Gold Corporation. AngloGold Ashanti Brasil Mineração Ltda. manages the operation and its attributable share of the first assessment is approximately $36m. Although MSG requested the
TARE in early 2004, the TARE, which authorized the remittance of gold to the company’s branch in
Minas Gerais specifically for export purposes, was only granted and executed in May 2006. In
November 2006 the administrative council’s second chamber ruled in favour of Serra Grande and fully cancelled the tax liability related to the first period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. The second assessment was issued by the State of
Goiás in October 2006 on the same grounds as the first one, and the attributable share of the assessment is approximately $22m. The company believes both assessments are in violation of
Federal legislation on sales taxes.
VAT Disputes – Brazil – MSG received a tax assessment in October 2003 from the State of Minas
Gerais related to sales taxes on gold allegedly returned from the branch in Minas Gerais to the company head office in the State of Goiás. The tax administrators rejected the company’s appeal against the assessment. The company is now dismissing the case at the judicial sphere. The company’s attributable share of the assessment is approximately $7m.
VAT Dispute – Brazil – Morro Velho is involved in a dispute with tax authorities. As a result of an erroneous duplication of a shipping invoice between two states in Brazil, tax authorities are claiming that VAT is payable on the second invoice. The amount involved is approximately $5m.
Tax Dispute – Brazil – Morro Velho is involved in a dispute with tax authorities. The state of Minas
Gerais has denied a tax credit due to improper classification on the relevant forms. The amount involved is approximately $3m.
Social security payments – Brazil – Anglogold Ashanti Brazil is being accused of failing to pay certain required payments towards the social security system in Brazil during the period 1997 to 2004. There is doubt if amounts are actually due and payable under applicable law. The amount involved is approximately $2m.

Capital cost of water pipelines – Namibia – A potential liability of approximately $1m exists at
Navachab in Namibia to pay the outstanding capital cost of the water pipeline in the event of mine closure prior to 2019.
16.
Concentration of risk
There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the
Malian government:
•   Reimbursable value added tax due from the Malian government amounts to an attributable $37m at
30 September 2007 (30 June 2007: attributable $32m). The last audited value added tax return was for the period ended 31 March 2007 and at the balance sheet date an attributable $29m was still outstanding and $8m is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Malian government in terms of the previous audits.
•   Reimbursable fuel duties from the Malian government amounts to an attributable $8m at
30 September 2007 (30 June 2007: attributable $8m). Fuel duty refund claims are required to be submitted before 31 January of the following year and are subject to authorisation by firstly the
Department of Mining and secondly the Custom and Excise authorities. The Customs and Excise authorities have approved an attributable $1m, which is still outstanding, whilst an attributable $7m is still subject to authorisation. The accounting processes for the unauthorised amount are in accordance with the processes advised by the Malian government in terms of the previous authorisations. As from February 2006 all fuel duties have been exonerated.
The government of Mali is a shareholder in all the Malian entities and protocol agreements governing repayments of certain of these amounts have been signed. All payments as scheduled in terms of the protocol agreements have been recovered up to September 2007. The amounts outstanding have been discounted to their present value at a rate of 5%.
There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the
Tanzanian government:
•   Reimbursable value added tax due from the Tanzanian government amounts to $18m at
30 September 2007 (30 June 2007: $17m). The last audited value added tax return was for the period ended 30 April 2007 and at the balance sheet date $15m was still outstanding and $3m is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Tanzanian government in terms of the previous audits. The outstanding amounts have been discounted to their present value at a rate of 5%.
•   Reimbursable fuel duties from the Tanzanian government amounts to $30m at 30 September 2007
(30 June 2007: $26m). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities. Claims for refund of fuel duties amounting to $19m have been lodged with the Customs and Excise authorities, which are still outstanding, whilst claims for refund of $11m have not yet been submitted. The accounting processes for the unauthorised amount are in accordance with the processes advised by the Tanzanian government in terms of the previous authorisations. The outstanding amounts have been discounted to their present value at a rate of 5%.

17.  Attributable interest
Although AngloGold Ashanti holds a 66.7% interest in Cripple Creek & Victor Gold Mining Company
Limited, it is currently entitled to receive 100% of the cash flows from the operation until the loan, extended to the joint venture by AngloGold Ashanti USA Inc., is repaid.
Effective 1 September 2007, the minority shareholdings of the International Finance Corporation (10%)
and Government of Ghana (5%) were acquired and Iduapriem is now wholly-owned by AngloGold
Ashanti.
18.  Borrowings
AngloGold Ashanti's borrowings are interest bearing.
19.  Announcements
On 11 July 2007, AngloGold Ashanti announced that Mr A H Calver resigned from the board as
Mr W A Nairn’s alternate.
On 31 July 2007, the board announced the retirement of Mr R M Godsell, AngloGold Ashanti’s Chief
Executive Officer, from the board and company, effective 30 September 2007. Mark Cutifani, the Chief
Operating Officer of CVRD INCO would succeed Mr R M Godsell as Chief Executive Officer. In addition, Mr R Carvalho Silva, Chief Operating Officer – International gave notice of his intention to leave AngloGold Ashanti, effective 30 September 2007 and Mr N F Nicolau, currently Chief Operating
Officer – Africa would assume responsibility as Chief Operating Officer for all operations.
On 18 September 2007, AngloGold Ashanti announced that Mr M Cutifani was appointed to the board effective 17 September 2007, as Chief Executive Officer designate. Mr M Cutifani would succeed Mr R
M Godsell as Chief Executive Officer, on his retirement with effect from 1 October 2007.
On 1 October 2007, AngloGold Ashanti noted the announcement by Anglo American plc that it intended to offer for sale, 61 million ordinary shares of AngloGold Ashanti in the form of ordinary shares and
American Depositary Shares pursuant to the registration of such securities under AngloGold Ashanti’s automatic shelf registration statement. Goldman Sachs International acted as the global co-ordinator for the offering and Goldman Sachs International and UBS Investment Bank were joint book runners for the offering.
On 2 October 2007, AngloGold Ashanti noted the announcement by Anglo American plc that Anglo
American had completed an offering of 67.1 million ordinary shares of AngloGold Ashanti in the form of ordinary shares and American Depositary Shares (ADS) priced at US$44.00 per ADS (US$44.11 inclusive of uncertificated securities tax) and ZAR300.61 per ordinary share (exclusive of uncertificated securities tax). The offering which was launched on 1 October 2007, was increased from the earlier announced 61 million ordinary shares. The offering price represented discounts of 6.16% and 7.84% to the closing prices of the ADSs and ordinary shares in New York and Johannesburg respectively on
Friday, 28 September 2007. The offering was scheduled to settle on 9 October 2007. After the completion of the offering, Anglo American’s holding in AngloGold Ashanti would be 17.3%.
Following the settlement of the secondary offering and the subsequent reduction in shareholding, all the directors representing Anglo American plc on the AngloGold Ashanti board, namely Mrs C Carroll and
Mr R Médori, together with his alternate Mr P G Whitcutt resigned from the AngloGold Ashanti board, effective 9 October 2007.

20.   Dividend
Interim dividend No. 102 of 90 South African cents or 6.0721 UK pence or 11.1 new cedis per share was paid to registered shareholders on 31 August 2007, while a dividend of 2.997 Australian cents per
CHESS Depositary Interest (CDI) was paid on the same day. On 3 September 2007, a dividend of
0.111 new cedis per Ghanaian Depositary Share (GhDS) was paid to holders thereof. Each CDI represents one-fifth of an ordinary share, and 100 GhDSs represent one ordinary share. A dividend was paid to holders of American Depositary Receipts (ADRs) on 10 September 2007 at a rate of
12.435 US cents per American Depositary Share (ADS). Each ADS represents one ordinary share.
In addition, the directors declared Dividend No. E2 of 45 South African cents per E ordinary share, payable to employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited.
These dividends were paid on Friday, 31 August 2007.
By order of the Board
R P EDEY
M CUTIFANI
Chairman Chief Executive Officer
31 October 2007

Non-GAAP
disclosure
A
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2007
2007
2006
2007
2006
2007
2007
2006
2007
2006
Unaudited  Unaudited   Unaudited   Unaudited Unaudited   Unaudited   Unaudited  Unaudited   Unaudited  Unaudited
Headline (loss) earnings (note 8)
(1,972)
1,066 1,470 (1,042) (700)
(312)
109 268 (182) 21
Loss (profit) on unrealised non-hedge derivatives and other
commodity contracts
2,640
(242) 39 3,451 4,188
408
8 (66) 521 479
Deferred tax on unrealised non-hedge derivatives and other
commodity contracts (note 6)
(233)
(22) (77) (337) (705)
(34)
(4) (3) (49) (91)
Fair value adjustment on option component of convertible
bond
140
(223) (421) (218) (347)
20
(32) (58) (30) (44)
Headline earnings adjusted for the (loss) profit on unrealised non-hedge derivatives, other commodity contracts and fair
value adjustments on convertible bond
(1)
575
578 1,010 1,855 2,436
81
82 141 260 364
Cents per share
(2)
Headline earnings adjusted for the (loss) profit on unrealised non-hedge derivatives, other commodity contracts and fair
value adjustments on convertible bond
(1)
204
206 366 659 897
29
29 51 92 134
B
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2007
2007
2006
2007
2006
2007
2007
2006
2007
2006
Unaudited   Unaudited  Unaudited   Unaudited  Unaudited  Unaudited   Unaudited   Unaudited   Unaudited  Unaudited
Reconciliation of gross (loss) profit to gross profit adjusted for the loss (profit) on unrealised non-hedge derivatives and
other commodity contracts:
Gross (loss) profit
(879)
1,930 1,981 1,830 1,060
(159)
231 349 219 310
Loss (profit) on unrealised non-hedge derivatives and other
commodity contracts
2,640
(242) 39 3,451 4,188
408
8 (66) 521 479
Gross profit adjusted for the (loss) profit on unrealised non-
hedge derivatives and other commodity contracts
1,761
1,688 2,020 5,281 5,248
249
239 283 740 789
Rounding of figures may result in computational discrepancies.
(2)
Calculated on the basic weighted average number of ordinary shares.
- The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the position settled in the period;
- Investment in hedge restructure transaction: During the hedge restructure in December 2004 and March 2005 quarters, $83m and $69m in cash was injected respectively into the hedge book in these quarters to increase the value of long-dated contracts. The entire investment in long-dated derivatives (certain of which have now matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts were settled;
- The unrealised fair value change on the option component of the convertible bond; and
US Dollar million
- The unrealised fair value change on the onerous uranium contracts
Quarter ended
Gross (loss) profit adjusted for the (loss) profit on unrealised non-hedge derivatives and other commodity contracts
Nine months ended
Quarter ended
Nine months ended
- Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and
- Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.
Headline earnings adjusted for the effect of unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond, is intended to illustrate earnings after adjusting for:
From time to time AngloGold Ashanti may publicly disclose certain "non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.
The group utilises certain non-GAAP performance measures and ratios in managing its business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measure of performance prepared in accordance with GAAP. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies use.
Headline earnings adjusted for the (loss) profit on unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond
Quarter ended
Quarter ended
Nine months ended
Nine months ended
US Dollar million
SA Rand million
SA Rand million
(1)
(Loss) profit on non-hedge derivatives and other commodity contracts in the income statement comprise the change in fair value of all non-hedge derivatives and other commodity contracts as follows:

Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2007
2007
2006
2007
2006
2007
2007
2006
2007
2006
Unaudited   Unaudited  Unaudited   Unaudited  Unaudited  Unaudited   Unaudited  Unaudited   Unaudited   Unaudited
C
Non-hedge derivative (loss) gain is summarised as:
Gain on realised non-hedge derivatives (note D)
366
598 549 1,356 1,751
52
84 77 190 265
(Loss) gain on unrealised non-hedge derivatives
(2,574)
99 6 (3,476) (4,215)
(398)
(28) 72 (524) (482)
Unrealised gain (loss) on other commodity physical
borrowings
78
19 (45) 50 10
11
3 (6) 7 1
Provision for (loss) gain on future deliveries of other
commodities
(144)
125 - (25) 17
(21)
18 - (4) 2
(Loss) gain on non-hedge derivatives and other commodity
contracts
(2,274)
840 510 (2,095) (2,437)
(356)
77 143 (331) (214)
D
Price received
Gold income (note 2)
6,319
5,222 5,459 17,204 14,503
893
739 763 2,415 2,193
Adjusted for minority interests
(213)
(226) (214) (676) (590)
(31)
(32) (29) (95) (90)
6,106
4,996 5,245 16,528 13,913
862
707 734 2,320 2,103
Gain on realised non-hedge derivatives (note C)
366
598 549 1,356 1,751
52
84 77 190 265
6,472
5,594 5,794 17,884 15,664
914
791 811 2,510 2,368
Attributable gold sold - kg / - oz (000)
45,768
40,661 43,185 127,987 127,772
1,471
1,307 1,388 4,115 4,108
Revenue price per unit - R/kg / - $/oz
141,400
137,579 134,176 139,732 122,595
621
605 584 610 576
E
Total costs
Total cash costs (note 3)
3,735
3,305 3,075 10,271 8,536
528
468 429 1,443 1,295
Adjusted for minority interests and non-gold producing
companies
(113)
(127) 61 (293) (72)
(16)
(18) 9 (41) (11)
Total cash costs adjusted for minority interests and non-
gold producing companies
3,622
3,178 3,136 9,978 8,464
512
450 438 1,402 1,283
Retrenchment costs (note 3)
27
9 14 44 38
4
1 2 6 6
Rehabilitation and other non-cash costs (note 3)
85
19 23 124 87
12
3 3 17 13
Amortisation of tangible assets (note 3)
1,082
1,009 1,034 3,040 2,844
153
143 144 427 431
Amortisation of intangible assets (note 3)
3
3 4 10 10
-
- - 1 1
Adjusted for minority interests and non-gold producing
companies
(35)
(33) (32) (103) (86)
(5)
(5) (4) (14) (13)
Total production costs adjusted for minority interests
and non-gold producing companies
4,784
4,185 4,179 13,093 11,357
676
592 584 1,839 1,722
Gold produced - kg / - oz (000)
44,611
41,958 43,864 127,809 129,556
1,434
1,349 1,410 4,109 4,165
Total cash cost per unit - R/kg / -$/oz
81,186
75,724 71,495 78,074 65,334
357
333 311 341 308
Total production cost per unit - R/kg / -$/oz
107,239
99,734 95,267 102,443 87,661
471
439 414 448 413
F
Cash gross profit
Gross profit adjusted for the (loss) profit on unrealised non-
hedge derivatives and other commodity contracts (note B)
1,761
1,688 2,020 5,281 5,248
249
239 283 740 789
Amortisation of tangible assets (note 3)
1,082
1,009 1,034 3,040 2,844
153
143 144 427 431
Amortisation of intangible assets (note 3)
3
3 4 10 10
-
- - 1 1
Non-cash revenues
-
- (16) 4 (24)
-
- (2) 1 (3)
2,847
2,700 3,041 8,334 8,078
402
382 426 1,169 1,218
G
EBITDA
Operating (loss) profit
(1,388)
1,527 1,628 477 156
(231)
174 300 29 174
Amortisation of tangible assets (note 3)
1,082
1,009 1,034 3,040 2,844
153
143 144 427 431
Amortisation of intangible assets (note 3)
3
3 4 10 10
-
- - 1 1
Impairment of tangible assets (note 5)
-
- - 1 3
-
- - - -
Loss (profit) on unrealised non-hedge derivatives and other
commodity contracts
2,640
(242) 39 3,451 4,188
408
8 (66) 521 479
Share of associates' EBITDA
(2)
(2) (2) (7) (6)
-
- - (1) (1)
Discontinued operations
(5)
(2) (3) (11) -
(1)
(1) - (1) -
Profit on disposal of assets
(36)
(92) (3) (122) (56)
(5)
(13) (1) (17) (8)
2,294
2,201 2,696 6,840 7,138
324
311 377 959 1,076
Rounding of figures may result in computational discrepancies.
Nine months ended
US Dollar million / Imperial SA Rand million / Metric
Quarter ended
Quarter ended
Nine months ended

Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2007
2007
2006
2007
2006
2007
2007
2006
2007
2006
Unaudited   Unaudited  Unaudited  Unaudited   Unaudited  Unaudited   Unaudited   Unaudited   Unaudited  Unaudited
H
Interest cover
EBITDA (note G)
2,294
2,201 2,696 6,840 7,138
324
311 377 959 1,076
Finance costs
230
220 157 649 576
32
31 22 91 89
Capitalised finance costs
19
12 19 42 48
3
2 3 6 7
248
232 176 691 623
35
33 25 97 96
Interest cover - times
9
9 15 10 11
9
9 15 10 11
I
Free cash flow
Net cash inflow from operating activities
2,201
1,128 2,338 5,079 5,754
310
160 324 710 863
Stay-in-business capital expenditure
(868)
(884) (952) (2,536) (2,272)
(123)
(125) (136) (356) (345)
1,333
244 1,386 2,543 3,482
187
35 188 354 518
As at
As at
As at
As at
As at
As at
As at
As at
Sep
Jun
Sep
Dec
Sep
Jun
Sep
Dec
2007
2007
2006
2006
2007
2007
2006
2006
Unaudited  Unaudited   Unaudited  Unaudited  Unaudited   Unaudited   Unaudited   Unaudited
J
Net asset value - cents per share
Total equity
19,862
22,678 22,592 21,331
2,891
3,232 2,910 3,047
Number of ordinary shares in issue - million (note 9)
281
281 275 280
281
281 275 280
Net asset value - cents per share
7,068
8,072 8,208 7,607
1,029
1,150 1,057 1,087
Total equity
19,862
22,678 22,592 21,331
2,891
3,232 2,910 3,047
Intangible assets
(3,036)
(3,041) (3,137) (2,909)
(442)
(433) (404) (415)
16,826
19,637 19,455 18,422
2,449
2,799 2,506 2,632
Number of ordinary shares in issue - million (note 9)
281
281 275 280
281
281 275 280
Net tangible asset value - cents per share
5,988
6,989 7,068 6,569
872
996 910 939
K
Net debt
Borrowings - long-term portion
7,415
9,293 10,497 9,963
1,079
1,325 1,352 1,423
Borrowings - short-term portion
4,358
2,056 290 413
634
293 37 59
Total borrowings
11,773
11,349 10,787 10,376
1,713
1,618 1,389 1,482
Cash and cash equivalents
(3,447)
(2,792) (2,871) (3,467)
(502)
(398) (370) (495)
Net debt
8,326
8,557 7,916 6,909
1,211
1,220 1,019 987
Rounding of figures may result in computational discrepancies.
SA Rand million / Metric
Nine months ended
US Dollar million / Imperial
Quarter ended
Quarter ended
Nine months ended
SA Rand million US Dollar million

Development
for the quarter ended 30 September 2007
Statistics are shown in metric units
Advanced
metres
Sampled
Ave. channel
(total)
metres
width (cm)
Ave. g/t
Ave. cm.g/t
Ave. kg/t
Ave. cm.kg/t
VAAL RIVER
Great Noligwa Mine
Vaal reef
2,349 294 87.0 29.59 2,586 0.82 80.00
Kopanang Mine
Vaal reef
6,305 842 17.0 108.89 1,862 4.57 81.00
Tau Lekoa Mine
Ventersdorp Contact reef
2,127 426 100.0 9.11 914 0.09 9.00
Moab Khotsong Mine
Vaal reef
4,550 254 144.0 20.95 3,010 0.91 112.00
WEST WITS
TauTona Mine
Ventersdorp Contact reef
238 - - - - - -
Carbon Leader reef
3,012 34 12.0 57.34 711 0.97 12.00
Savuka Mine
Carbon Leader reef
658 - - - - - -
Mponeng Mine
Ventersdorp Contact reef
4,831 1,068 95.0 23.65 2,249 - -
AUSTRALIA
Sunrise Dam
1,055 1,055 - 3.19 - - -
BRAZIL
AngloGold Ashanti Mineração
Mina de Cuiabá
1,638 135 450.0 3.40 - - -
Córrego do Sitio 716 242 - 3.46 - - -
Lamego 936 209 60.0 1.45 - - -
Serra Grande
Mina III
1,056 117 100.0 6.13 - - -
Mina Nova 140 - - - - - -
GHANA
Obuasi
6,774 2,268 450.0 * 7.55 3,398 - -
Statistics are shown in imperial units
Advanced
feet
Sampled
Ave. channel
(total)
feet
width (inches)
Ave. oz/t
Ave. ft.oz/t
Ave. lb/t
Ave. ft.lb/t
VAAL RIVER
Great Noligwa Mine
Vaal reef
7,707 965 34.3 0.86 2.46 1.64 4.68
Kopanang Mine
Vaal reef
20,686 2,762 6.7 3.18 1.77 9.14 5.10
Tau Lekoa Mine
Ventersdorp Contact reef
6,978 1,398 39.4 0.27 0.87 0.18 0.59
Moab Khotsong Mine
Vaal reef
14,928 833 56.7 0.61 2.89 1.82 8.60
WEST WITS
TauTona Mine
Ventersdorp Contact reef
781 - - - - - -
Carbon Leader reef 9,882 112 4.7 1.67 0.66 1.94 0.76
Savuka Mine
Carbon Leader reef
2,159 - - - - - -
Mponeng Mine
Ventersdorp Contact reef
15,850 3,504 37.4 0.69 2.15 - -
AUSTRALIA
Sunrise Dam
3,460 3,460 - 0.09 - - -
BRAZIL
AngloGold Ashanti Mineração
Mina de Cuiabá
5,374 444 177.2 0.10 - - -
Córrego do Sitio 2,348 793 - 0.10 - - -
Lamego 3,071 685 23.6 0.04 - - -
Serra Grande
Mina III
3,466 385 39.4 0.18 - - -
Mina Nova 461 - - - - - -
GHANA
Obuasi
22,225 7,440 177.2 * 0.22 3.25 - -
* Average ore body width
Sampled
gold
uranium
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.
Sampled
gold
uranium

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Nine months
Quarter
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2007
2007
2006
2007
2007
2007
2006
2007
SA Rand / US Dollar
SOUTH AFRICA
642
540
543
1,655
91
76
77
232
Vaal River
Great Noligwa
56 59 88 167 8 8 13 23
Kopanang 86 84 72 251 12 12 10 35
Moab Khotsong 179 143 147 433 25 20 21 61
Tau Lekoa 25 23 16 68 4 3 2 10
Surface Operations 3 2 10 6 - - 1 1
West Wits
Mponeng
163 105 81 370 23 15 11 52
Savuka 17 13 4 38 2 2 1 5
TauTona 114 111 124 323 16 16 17 45
ARGENTINA
37
30
26
91
5
4
4
13
Cerro Vanguardia - Attributable 92.50% 34 28 24 84 5 4 3 12
Minorities and exploration 3 2 2 7 - - 1 1
AUSTRALIA
439
543
162
1,324
62
77
24
186
Sunrise Dam 53 45 56 139 8 6 8 20
Boddington 383 493 104 1,172 54 69 16 165
Exploration 3 5 2 13 - 2 - 1
BRAZIL
258
268
396
791
37
38
57
111
AngloGold Ashanti Brasil Mineração 210 217 362 661 30 31 52 93
Serra Grande - Attributable 50% 23 24 16 62 3 3 2 9
Minorities, exploration and other 25 27 18 68 4 4 3 9
GHANA
152
232
153
575
22
33
21
81
Bibiani - - 1 - - - - -
Iduapriem 21 28 10 57 3 4 1 8
Obuasi 130 198 140 510 18 28 19 72
Minorities and exploration 1 6 2 8 1 1 1 1
GUINEA
56
38
26
108
8
5
4
15
Siguiri - Attributable 85% 48 32 22 92 7 5 3 13
Minorities and exploration 8 6 4 16 1 - 1 2
MALI
10
13
7
35
1
2
1
5
Morila - Attributable 40% - 1 - 2 - - - -
Sadiola - Attributable 38% 7 6 4 19 1 1 1 3
Yatela - Attributable 40% 3 5 2 13 - 1 - 2
NAMIBIA
10
6
5
19
1
1
1
3
Navachab 10 6 5 19 1 1 1 3
TANZANIA
50
34
198
108
7
5
29
15
Geita 50 34 198 108 7 5 29 15
USA
54
26
17
128
8
4
2
18
Cripple Creek & Victor J.V. 54 26 17 128 8 4 2 18
OTHER
25
250
9
295
3
34
1
41
ANGLOGOLD ASHANTI
1,733
1,979
1,542
5,129
245
279
220
720
Rounding of figures may result in computational discrepancies.
Capital expenditure - Rm
Capital expenditure - $m

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Nine months
Quarter
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2007
2007
2006
2007
2007
2007
2006
2007
Metric
SOUTH AFRICA
19,218
18,083
20,296
54,926
Vaal River
Great Noligwa
7.23
7.67
7.72
7.75
3,684
3,876
4,699
11,423
Kopanang
8.11
6.48
6.63
7.10
3,639
3,156
3,448
9,784
Moab Khotsong
7.50
6.68
5.43
7.43
523
392
329
1,355
Tau Lekoa
3.71
3.19
3.59
3.53
1,342
1,223
1,358
3,890
Surface Operations
0.47
0.52
0.44
0.50
931
1,030
819
2,984
West Wits
Mponeng
9.51
9.65
9.83
9.58
4,824
4,778
4,832
14,036
Savuka
6.29
6.81
8.44
6.68
620
552
808
1,744
TauTona
1
9.93
9.39
10.51
9.77
3,654
3,075
4,000
9,710
ARGENTINA
1,569
1,569
1,702
4,741
Cerro Vanguardia - Attributable 92.50%
6.79
6.61
7.00
6.87
1,569
1,569
1,702
4,741
AUSTRALIA
4,766
4,631
3,366
14,002
Sunrise Dam
2
5.15
4.86
3.10
4.87
4,766
4,631
3,366
14,002
BRAZIL
3,401
3,006
2,858
9,209
AngloGold Ashanti Brasil Mineração
1
7.53
6.80
7.13
7.34
2,698
2,264
2,098
7,025
Serra Grande
1
- Attributable 50%
7.67
7.19
7.29
7.37
704
742
760
2,184
GHANA
4,217
4,198
4,540
12,390
Bibiani
-
-
0.44
-
-
-
263
-
Iduapriem
1.86
1.78
1.73
1.83
1,610
1,347
1,360
3,805
Obuasi
1
4.41
4.16
4.05
4.46
2,607
2,851
2,916
8,585
GUINEA
1,886
1,992
1,940
6,148
Siguiri
2
- Attributable 85%
0.94
1.01
1.09
1.00
1,886
1,992
1,940
6,148
MALI
3,649
3,164
4,029
10,167
Morila - Attributable 40%
3.94
2.57
3.85
3.18
1,624
1,080
1,551
3,989
Sadiola - Attributable 38%
2.92
2.63
2.85
2.68
1,089
1,048
1,430
3,114
Yatela
3
- Attributable 40%
2.66
5.14
2.97
3.80
936
1,036
1,048
3,065
NAMIBIA
638
621
711
1,872
Navachab
1.64
1.55
1.72
1.55
638
621
711
1,872
TANZANIA
3,401
2,553
2,280
8,366
Geita
2.54
2.21
1.48
2.18
3,401
2,553
2,280
8,366
USA
1,866
2,142
2,143
5,988
Cripple Creek & Victor J.V.
3
0.52
0.50
0.65
0.53
1,866
2,142
2,143
5,988
ANGLOGOLD ASHANTI
44,611
41,958
43,864
127,809
Underground Operations
7.11
6.70
6.98
7.00
24,066
22,817
25,066
69,179
Surface and Dump Reclamation
0.48
0.53
0.46
0.51
1,429
1,680
1,497
4,803
Open-pit Operations
2.49
2.29
2.00
2.34
16,064
14,033
13,742
44,180
Heap Leach Operations
4
0.66
0.82
0.84
0.74
3,052
3,428
3,559
9,647
44,611
41,958
43,864
127,809
3
Yatela and Cripple Creek & Victor Joint Venture operations yield reflects gold placed/tonnes placed.
Rounding of figures may result in computational discrepancies.
1
The yield of TauTona, AngloGold Ashanti Brasil Mineração, Serra Grande and Obuasi represents underground operations.
2
The yield of Sunrise Dam and Siguiri represents open-pit operations. 4
The yield is calculated on gold placed into leach pad inventory /
tonnes placed on to leach pad.
Yield - g/t
Gold produced - kg

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Nine months
Quarter
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2007
2007
2006
2007
2007
2007
2006
2007
Metric
SOUTH AFRICA
237
229
268
231
20,020
17,835
20,232
55,392
Vaal River
Great Noligwa
180 190 243 188 3,828 3,836 4,768 11,530
Kopanang 239 208 229 215 3,756 3,106 3,481 9,870
Moab Khotsong 123 110 123 125 536 393 330 1,363
Tau Lekoa 156 148 164 155 1,389 1,215 1,366 3,919
Surface Operations 1,421 1,518 1,088 1,484 964 1,025 841 3,011
West Wits
Mponeng
307 316 342 308 5,060 4,702 4,731 14,146
Savuka 188 172 256 179 650 545 788 1,758
TauTona 283 244 326 255 3,836 3,012 3,928 9,795
ARGENTINA
781
782
962
794
1,597
1,533
1,605
4,735
Cerro Vanguardia - Attributable 92.50% 781 782 962 794 1,597 1,533 1,605 4,735
AUSTRALIA
3,968
3,958
2,232
3,971
5,036
4,227
3,194
13,785
Sunrise Dam 4,356 4,356 2,867 4,355 5,036 4,227 3,194 13,785
BRAZIL
656
600
640
614
3,370
2,898
2,771
9,293
AngloGold Ashanti Brasil Mineração 625 541 573 562 2,656 2,146 2,045 6,973
Serra Grande - Attributable 50% 807 898 945 868 714 752 725 2,320
GHANA
242
234
224
234
4,517
4,089
4,633
12,492
Bibiani - - 476 - - - 283 -
Iduapriem 686 614 648 567 1,576 1,308 1,434 3,732
Obuasi 173 181 165 186 2,941 2,781 2,916 8,761
GUINEA
451
474
494
497
1,883
1,944
1,755
6,107
Siguiri - Attributable 85% 451 474 494 497 1,883 1,944 1,755 6,107
MALI
965
857
1,297
912
3,319
3,139
4,097
10,172
Morila - Attributable 40% 1,084 714 1,178 884 1,432 1,057 1,520 3,822
Sadiola - Attributable 38% 763 745 1,339 731 991 1,086 1,498 3,257
Yatela - Attributable 40% 1,091 1,335 1,455 1,292 896 996 1,079 3,093
NAMIBIA
446
621
769
550
621
641
695
1,937
Navachab 446 621 769 550 621 641 695 1,937
TANZANIA
555
433
382
453
3,384
2,340
2,020
8,145
Geita 555 433 382 453 3,384 2,340 2,020 8,145
USA
1,796
2,511
2,151
1,972
2,022
2,015
2,183
5,928
Cripple Creek & Victor J.V. 1,796 2,511 2,151 1,972 2,022 2,015 2,183 5,928
ANGLOGOLD ASHANTI
361
339
360
352
45,768
40,661
43,185
127,987
Rounding of figures may result in computational discrepancies.
Productivity per employee - g
Gold sold - kg

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Nine months
Quarter
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2007
2007
2006
2007
2007
2007
2006
2007
SA Rand / Metric
SOUTH AFRICA
77,247
71,551
62,837
74,002
101,922
95,830
82,547
97,764
Vaal River
Great Noligwa
90,339 72,747 62,145 82,246 115,763 96,266 78,323 105,601
Kopanang 69,335 66,677 65,114 68,444 87,041 85,412 78,594 86,895
Moab Khotsong 156,931 157,986 153,993 149,861 235,687 248,698 246,929 232,619
Tau Lekoa 109,485 106,673 95,702 105,405 141,342 142,841 123,094 139,405
Surface Operations 72,369 67,662 72,723 65,979 79,119 74,591 81,457 72,770
West Wits
Mponeng
57,704 56,082 49,800 57,662 78,646 74,592 70,280 76,519
Savuka 92,349 97,989 67,618 90,926 117,212 119,954 74,723 111,433
TauTona 72,802 70,629 55,777 69,652 102,743 103,544 80,233 99,797
ARGENTINA
67,033
58,958
49,808
56,706
105,906
86,380
79,928
88,156
Cerro Vanguardia - Attributable 92.50% 66,360 57,982 49,170 55,911 105,073 85,258 79,097 87,210
AUSTRALIA
64,819
69,059
82,199
68,464
85,166
89,157
99,263
87,844
Sunrise Dam 63,541 67,115 80,232 66,700 83,003 86,776 98,305 85,535
BRAZIL
56,533
62,192
50,934
58,150
90,051
83,305
63,648
82,087
AngloGold Ashanti Brasil Mineração 50,088 56,661 47,496 51,660 86,085 78,469 59,868 76,641
Serra Grande - Attributable 50% 61,086 59,638 43,943 58,244 85,103 78,631 57,431 78,825
GHANA
103,333
91,197
90,249
96,627
138,595
120,089
128,858
128,449
Bibiani - - 163,285 - - - 197,243 -
Iduapriem 81,680 66,628 77,622 81,867 100,731 84,760 103,239 99,851
Obuasi 116,705 102,805 89,549 103,170 161,978 136,780 134,636 141,126
GUINEA
117,785
113,624
100,179
108,635
144,592
137,738
129,505
134,067
Siguiri - Attributable 85% 117,785 113,624 100,179 108,635 144,592 137,738 129,505 134,067
MALI
78,738
75,848
58,445
76,225
90,504
86,817
82,079
88,743
Morila - Attributable 40% 69,420 93,093 64,107 80,207 85,814 110,034 84,277 97,049
Sadiola - Attributable 38% 91,138 91,710 63,739 94,376 98,965 99,421 79,042 102,117
Yatela - Attributable 40% 87,055 52,961 53,712 62,295 95,212 60,858 93,736 73,893
NAMIBIA
97,908
79,443
58,677
87,704
114,364
95,850
74,494
104,071
Navachab 97,908 79,443 58,677 87,704 114,364 95,850 74,494 104,071
TANZANIA
91,263
76,486
124,644
90,180
117,895
110,139
163,321
119,999
Geita 91,263 76,486 124,644 90,180 117,895 110,139 163,321 119,999
USA
72,627
59,984
58,320
63,366
97,560
81,778
80,936
86,610
Cripple Creek & Victor J.V. 70,059 56,679 55,821 60,676 94,979 78,462 78,428 83,910
ANGLOGOLD ASHANTI
81,186
75,724
71,495
78,074
107,239
99,734
95,267
102,443
Rounding of figures may result in computational discrepancies.
Total cash costs - R/kg
Total production costs - R/kg

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Nine months
Quarter
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2007
2007
2006
2007
2007
2007
2006
2007
SOUTH AFRICA
1,261
1,164
1,484
3,605
802
741
1,106
2,343
Vaal River
Great Noligwa
193
245
350
655
105
158
281
402
Kopanang
262
217
246
691
201
161
204
519
Moab Khotsong
(7)
(9)
(6)
(12)
(48)
(44)
(36)
(123)
Tau Lekoa
42
37
53
133
0
(6)
19
4
Surface Operations
66
71
55
221
60
64
48
201
West Wits
Mponeng
421
378
414
1,152
323
293
318
896
Savuka
31
22
54
85
15
10
49
50
TauTona
253
204
318
679
145
105
224
393
ARGENTINA
118
143
134
415
77
97
79
279
Cerro Vanguardia - Attributable 92.50%
110
133
125
387
73
91
75
263
Minorities and exploration
8
10
9
28
4
6
4
16
AUSTRALIA
378
301
315
989
288
212
251
732
Sunrise Dam
378
301
315
989
288
212
251
732
BRAZIL
323
302
304
936
232
225
258
710
AngloGold Ashanti Brasil Mineração
218
187
188
583
152
138
163
438
Serra Grande - Attributable 50%
55
59
59
185
42
45
48
144
Minorities and exploration
50
56
57
168
38
42
47
128
GHANA
153
207
86
540
26
87
(70)
175
Bibiani
-
-
(7)
-
-
-
(13)
-
Iduapriem
98
89
48
219
67
65
14
150
Obuasi
42
103
30
286
(52)
10
(84)
(4)
Minorities and exploration
13
15
15
35
11
12
13
29
GUINEA
59
62
41
235
1
7
(18)
57
Siguiri - Attributable 85%
46
48
27
188
(4)
1
(24)
33
Minorities and exploration
13
14
14
47
5
6
6
24
MALI
192
180
342
603
150
147
250
480
Morila - Attributable 40%
94
47
127
218
67
30
96
152
Sadiola - Attributable 38%
49
49
122
148
41
41
99
125
Yatela - Attributable 40%
49
84
93
237
42
76
55
203
NAMIBIA
26
36
57
101
16
26
46
71
Navachab
26
36
57
101
16
26
46
71
TANZANIA
185
167
36
411
94
81
(51)
162
Geita
185
167
36
411
94
81
(51)
162
USA
168
164
81
495
109
111
23
327
Cripple Creek & Victor J.V.
168
164
81
495
109
111
23
327
OTHER
(16)
(26)
162
4
(34)
(46)
146
(55)
ANGLOGOLD ASHANTI
2,847
2,700
3,041
8,334
1,761
1,688
2,020
5,281
Rounding of figures may result in computational discrepancies.
SA Rand
Cash gross profit (loss) - Rm
1
Gross profit (loss) adjusted for the (loss) profit on unrealised non-
hedge derivatives and other commodity contracts - Rm
1
Gross profit (loss) adjusted for the (loss) profit on unrealised non-hedge derivatives and other commodity contracts plus amortisation of tangible and intangible assets, less non-cash revenues.

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Nine months
Quarter
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2007
2007
2006
2007
2007
2007
2006
2007
Imperial
SOUTH AFRICA
618
581
653
1,766
Vaal River
Great Noligwa
0.211
0.224
0.225
0.226
118
125
151
367
Kopanang
0.236
0.189
0.193
0.207
117
101
111
315
Moab Khotsong
0.219
0.195
0.158
0.217
17
13
11
44
Tau Lekoa
0.108
0.093
0.105
0.103
43
39
44
125
Surface Operations
0.014
0.015
0.013
0.015
30
33
26
96
West Wits
Mponeng
0.278
0.282
0.287
0.279
155
154
155
451
Savuka
0.184
0.199
0.246
0.195
20
18
26
56
TauTona
1
0.290
0.274
0.306
0.285
117
99
129
312
ARGENTINA
50
50
55
152
Cerro Vanguardia - Attributable 92.50%
0.198
0.193
0.204
0.200
50
50
55
152
AUSTRALIA
153
149
108
450
Sunrise Dam
2
0.150
0.142
0.090
0.142
153
149
108
450
BRAZIL
109
97
92
296
AngloGold Ashanti Brasil Mineração
1
0.220
0.198
0.208
0.214
87
73
67
226
Serra Grande
1
- Attributable 50%
0.224
0.210
0.213
0.215
23
24
24
70
GHANA
136
135
146
398
Bibiani
-
-
0.013
-
-
-
8
-
Iduapriem
0.054
0.052
0.051
0.053
52
43
44
122
Obuasi
1
0.129
0.121
0.118
0.130
84
92
94
276
GUINEA
61
64
62
198
Siguiri
2
- Attributable 85%
0.027
0.029
0.032
0.029
61
64
62
198
MALI
117
102
130
327
Morila - Attributable 40%
0.115
0.075
0.112
0.093
52
35
50
128
Sadiola - Attributable 38%
0.085
0.077
0.083
0.078
35
34
46
100
Yatela
3
- Attributable 40%
0.078
0.150
0.087
0.111
30
33
34
99
NAMIBIA
21
20
23
60
Navachab
0.048
0.045
0.050
0.045
21
20
23
60
TANZANIA
109
82
73
269
Geita
0.074
0.065
0.043
0.064
109
82
73
269
USA
60
69
69
193
Cripple Creek & Victor J.V.
3
0.015
0.015
0.019
0.015
60
69
69
193
ANGLOGOLD ASHANTI
1,434
1,349
1,410
4,109
Undergound operations
0.207
0.195
0.204
0.204
774
734
806
2,225
Surface and Dump Reclamation
0.014
0.015
0.013
0.015
46
54
48
154
Open-pit Operations
0.073
0.067
0.058
0.068
516
451
442
1,420
Heap leach Operations
4
0.019
0.024
0.024
0.021
98
110
114
310
1,434
1,349
1,410
4,109
3
Yatela and Cripple Creek & Victor Joint Venture operations yield reflects gold placed/tonnes placed.
Rounding of figures may result in computational discrepancies.
Yield - oz/t
Gold produced - oz (000)
1 The yield of TauTona, AngloGold Ashanti Brasil Mineração, Serra Grande and Obuasi represents underground operations.
2
The yield of Sunrise Dam and Siguiri represents open-pit operations.
4
The yield is calculated on gold placed into leach pad inventory /
tonnes placed on to leach pad.

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Nine months
Quarter
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2007
2007
2006
2007
2007
2007
2006
2007
Imperial
SOUTH AFRICA
7.62
7.36
8.62
7.44
644
573
650
1,781
Vaal River
Great Noligwa
5.79 6.11 7.80 6.03 123 123 153 371
Kopanang 7.69 6.68 7.37 6.93 121 100 112 317
Moab Khotsong 3.95 3.52 3.95 4.02 17 13 11 44
Tau Lekoa 5.03 4.77 5.26 5.00 45 39 44 126
Surface Operations 45.67 48.80 35.00 47.72 31 33 27 97
West Wits
Mponeng
9.88 10.17 11.01 9.90 163 151 152 455
Savuka 6.03 5.54 8.24 5.76 21 18 25 57
TauTona 9.11 7.86 10.48 8.21 123 97 126 315
ARGENTINA
25.12
25.13
30.92
25.52
51
49
52
152
Cerro Vanguardia - Attributable 92.50% 25.12 25.13 30.92 25.52 51 49 52 152
AUSTRALIA
127.58
127.25
71.75
127.67
162
136
103
443
Sunrise Dam 140.06 140.06 92.18 140.02 162 136 103 443
BRAZIL
21.08
19.28
20.58
19.73
108
93
89
299
AngloGold Ashanti Brasil Mineração 20.10 17.38 18.42 18.08 85 69 66 224
Serra Grande - Attributable 50% 25.95 28.87 30.37 27.92 23 24 23 75
GHANA
7.77
7.52
7.19
7.53
145
131
149
402
Bibiani - - 15.30 - - - 9 -
Iduapriem 22.04 19.73 20.83 18.23 51 42 46 120
Obuasi 5.55 5.82 5.32 5.97 95 89 94 282
GUINEA
14.49
15.23
15.88
15.98
61
63
56
196
Siguiri - Attributable 85% 14.49 15.23 15.88 15.98 61 63 56 196
MALI
31.02
27.54
41.71
29.33
107
101
132
327
Morila - Attributable 40% 34.87 22.97 37.87 28.42 46 34 49 123
Sadiola - Attributable 38% 24.54 23.96 43.03 23.49 32 35 48 105
Yatela - Attributable 40% 35.07 42.92 46.78 41.54 29 32 35 99
NAMIBIA
14.34
19.96
24.71
17.68
20
21
22
62
Navachab 14.34 19.96 24.71 17.68 20 21 22 62
TANZANIA
17.84
13.92
12.27
14.55
109
75
65
262
Geita 17.84 13.92 12.27 14.55 109 75 65 262
USA
57.74
80.72
69.16
63.39
65
65
70
191
Cripple Creek & Victor J.V. 57.74 80.72 69.16 63.39 65 65 70 191
ANGLOGOLD ASHANTI
11.62
10.89
11.57
11.31
1,471
1,307
1,388
4,115
Rounding of figures may result in computational discrepancies.
Productivity per employee - oz
Gold sold - oz (000)

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Nine months
Quarter
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2007
2007
2006
2007
2007
2007
2006
2007
US Dollar / Imperial
SOUTH AFRICA
340
315
274
323
448
422
359
427
Vaal River
Great Noligwa
397 320 271 359 509 423 341 461
Kopanang 305 294 284 299 383 376 343 380
Moab Khotsong 691 695 669 655 1,037 1,094 1,073 1,016
Tau Lekoa 482 469 417 461 622 629 536 609
Surface Operations 318 298 317 288 348 328 355 318
West Wits
Mponeng
254 247 217 252 346 328 306 334
Savuka 406 431 294 398 516 528 325 487
TauTona 320 311 243 305 452 456 349 436
ARGENTINA
294
260
216
248
465
381
347
386
Cerro Vanguardia - Attributable 92.50% 291 256 213 245 462 376 343 382
AUSTRALIA
285
304
355
299
374
392
430
384
Sunrise Dam 279 295 346 291 365 382 425 374
BRAZIL
248
274
222
254
396
366
278
359
AngloGold Ashanti Brasil Mineração 220 249 207 226 378 345 260 335
Serra Grande - Attributable 50% 268 263 194 254 374 346 253 344
GHANA
454
401
392
422
609
528
559
561
Bibiani - - 704 - - - 853 -
Iduapriem 359 293 338 358 443 372 449 436
Obuasi 513 452 388 450 712 601 584 616
GUINEA
518
500
435
475
636
607
562
586
Siguiri - Attributable 85% 518 500 435 475 636 607 562 586
MALI
346
334
254
333
398
382
354
388
Morila - Attributable 40% 305 410 278 350 377 484 366 424
Sadiola - Attributable 38% 400 404 278 412 435 438 344 446
Yatela - Attributable 40% 383 232 234 272 419 267 398 323
NAMIBIA
431
349
255
383
503
421
324
454
Navachab 431 349 255 383 503 421 324 454
TANZANIA
401
337
540
394
518
485
706
525
Geita 401 337 540 394 518 485 706 525
USA
320
264
254
277
430
360
353
378
Cripple Creek & Victor J.V. 308 249 243 265 418 345 342 367
ANGLOGOLD ASHANTI
357
333
311
341
471
439
414
448
Rounding of figures may result in computational discrepancies.
Total cash costs - $/oz
Total production costs - $/oz

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Nine months
Quarter
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2007
2007
2006
2007
2007
2007
2006
2007
SOUTH AFRICA
178
165
208
506
113
105
155
328
Vaal River
Great Noligwa
27
35
49
92
15
22
39
56
Kopanang
37
31
34
97
28
23
29
73
Moab Khotsong
(1)
(1)
(1)
(2)
(7)
(6)
(5)
(17)
Tau Lekoa
6
5
7
19
-
(1)
3
-
Surface Operations
9
10
8
31
8
9
7
28
West Wits
Mponeng
59
53
58
162
46
41
44
126
Savuka
4
3
8
12
2
1
7
7
TauTona 36
29
45
95
21
15
31
55
ARGENTINA
17
20
19
58
11
14
11
39
Cerro Vanguardia - Attributable 92.50%
16
19
17
54
10
13
10
37
Minorities and exploration
1
1
2
4
1
1
1
2
AUSTRALIA
53
42
44
139
41
30
35
103
Sunrise Dam
53
42
44
139
41
30
35
103
BRAZIL
46
43
42
131
33
32
36
100
AngloGold Ashanti Brasil Mineração
31
26
26
82
21
19
23
62
Serra Grande - Attributable 50%
8
8
8
26
6
6
7
20
Minorities and exploration
7
9
8
23
6
7
6
18
GHANA
22
29
12
76
4
12
(10)
25
Bibiani
-
-
(1)
-
-
-
(2)
-
Iduapriem
14
13
7
31
9
9
2
21
Obuasi
6
15
4
40
(7)
1
(12)
(1)
Minorities and exploration
2
1
2
5
2
2
2
5
GUINEA
8
9
6
33
0
1
(2)
8
Siguiri - Attributable 85%
7
7
4
26
(1)
-
(3)
4
Minorities and exploration
1
2
2
7
1
1
1
4
MALI
27
26
48
85
21
21
36
67
Morila - Attributable 40%
13
7
18
31
9
4
14
21
Sadiola - Attributable 38%
7
7
17
21
6
6
14
18
Yatela - Attributable 40%
7
12
13
33
6
11
8
28
NAMIBIA
4
5
8
14
2
4
6
10
Navachab
4
5
8
14
2
4
6
10
TANZANIA
26
24
5
58
13
11
(7)
23
Geita
26
24
5
58
13
11
(7)
23
USA
24
23
11
70
15
16
3
46
Cripple Creek & Victor J.V.
24
23
11
70
15
16
3
46
OTHER
(3)
(4)
23
(1)
(4)
(7)
20
(9)
ANGLOGOLD ASHANTI
402
382
426
1,169
249
239
283
740
Rounding of figures may result in computational discrepancies.
US Dollar
Cash gross profit (loss) - $m
1
Gross profit (loss) adjusted for the (loss) profit on unrealised non-hedge derivatives and other commodity contracts - $m
1
Gross profit (loss) adjusted for the (loss) profit on unrealised non-hedge derivatives and other commodity contracts plus amortisation of tangible and intangible assets, less non-cash revenues.

South Africa
VAAL RIVER
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2007
2007
2006
2007
2007
2007
2006
2007
GREAT NOLIGWA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
96 91 99 267 1,029 982 1,068 2,878
Milled - 000 tonnes / - 000 tons 509 505 608 1,474 561 557 671 1,625
Yield - g/t / - oz/t 7.23 7.67 7.72 7.75 0.211 0.224 0.225 0.226
Gold produced - kg / - oz (000) 3,684 3,876 4,699 11,423 118 125 151 367
Gold sold - kg / oz (000) 3,828 3,836 4,768 11,530 123 123 153 371
Price received - R/kg / - $/oz - sold 142,200 137,340 137,043 140,210 625 605 599 612
Total cash costs - R / - $ - ton milled 653 558 480 637 84 72 61 81
- R/kg / - $/oz - produced 90,339 72,747 62,145 82,246 397 320 271 359
Total production costs - R/kg / - $/oz - produced 115,763 96,266 78,323 105,601 509 423 341 461
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 236 228 282 230 7.58 7.32 9.07 7.39
Actual - g / - oz 180 190 243 188 5.79 6.11 7.80 6.03
Target
- m
2
/ - ft
2
5.21 4.99 5.82 5.03 56.04 53.69 62.69 54.16
Actual
- m
2
/ - ft
2
4.68 4.47 5.12 4.39 50.34 48.15 55.16 47.29
FINANCIAL RESULTS (MILLION)
Gold income
524 450 623 1,562 74 64 87 219
Cost of sales 440 369 373 1,214 62 52 52 170
Cash operating costs 331 281 290 936 47 40 41 131
Other cash costs 1 1 2 4 - - - 1
Total cash costs 333 282 292 940 47 40 41 132
Retrenchment costs 3 3 4 8 - - 1 1
Rehabilitation and other non-cash costs 2 2 2 5 - - - 1
Production costs 338 287 298 953 48 41 42 134
Amortisation of tangible assets 89 87 70 253 13 12 10 36
Inventory change 13 (4) 5 8 2 (1) 1 1
85 81 250 348 12 12 35 49
Realised non-hedge derivatives 20 77 30 54 3 11 4 8
105 158 281 402 15 22 39 56
Capital expenditure 56 59 88 167 8 8 13 23
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

South Africa
VAAL RIVER
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2007
2007
2006
2007
2007
2007
2006
2007
KOPANANG
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
114 115 123 343 1,224 1,235 1,323 3,688
Milled - 000 tonnes / - 000 tons 449 487 520 1,378 495 537 574 1,518
Yield - g/t / - oz/t 8.11 6.48 6.63 7.10 0.236 0.189 0.193 0.207
Gold produced - kg / - oz (000) 3,639 3,156 3,448 9,784 117 101 111 315
Gold sold - kg / oz (000) 3,756 3,106 3,481 9,870 121 100 112 317
Price received - R/kg / - $/oz - sold 140,599 137,249 137,049 139,356 617 604 598 609
Total cash costs - R / - $ - ton milled 562 432 432 486 72 55 55 62
- R/kg / - $/oz - produced 69,335 66,677 65,114 68,444 305 294 284 299
Total production costs - R/kg / - $/oz - produced 87,041 85,412 78,594 86,895 383 376 343 380
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 239 239 241 239 7.69 7.69 7.74 7.69
Actual - g / - oz 239 208 229 215 7.69 6.68 7.37 6.93
Target
- m
2
/ - ft
2
7.63 7.70 7.78 7.67 82.08 82.83 83.76 82.56
Actual
- m
2
/ - ft
2
7.47 7.55 8.17 7.54 80.44 81.25 87.89 81.21
FINANCIAL RESULTS (MILLION)
Gold income
518 366 455 1,338 73 52 64 188
Cost of sales 327 265 273 856 46 38 38 120
Cash operating costs 251 209 223 667 35 30 31 94
Other cash costs 1 1 2 3 - - - -
Total cash costs 252 210 225 670 36 30 31 94
Retrenchment costs 2 2 3 5 - - - 1
Rehabilitation and other non-cash costs 1 2 2 4 - - - 1
Production costs 256 214 229 678 36 30 32 95
Amortisation of tangible assets 61 56 42 172 9 8 6 24
Inventory change 10 (4) 2 6 1 (1) - 1
191 101 182 481 27 14 25 67
Realised non-hedge derivatives 11 60 22 38 2 9 3 5
201 161 204 519 28 23 29 73
Capital expenditure 86 84 72 251 12 12 10 35
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

South Africa
VAAL RIVER
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2007
2007
2006
2007
2007
2007
2006
2007
MOAB KHOTSONG
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
11 7 9 24 116 76 92 263
Milled
- 000 tonnes   / - 000 tons
70 59 61 182 77 65 67 201
Yield - g/t / - oz/t 7.50 6.68 5.43 7.43 0.219 0.195 0.158 0.217
Gold produced - kg / - oz (000) 523 392 329 1,355 17 13 11 44
Gold sold - kg / - oz (000) 536 393 330 1,363 17 13 11 44
Price received - R/kg / - $/oz - sold 144,267 137,535 137,141 141,550 633 605 595 617
Total cash costs - R / - $ - ton milled 1,177 1,055 837 1,114 151 135 106 142
- R/kg / - $/oz - produced 156,931 157,986 153,993 149,861 691 695 669 655
Total production costs - R/kg / - $/oz - produced 235,687 248,698 246,929 232,619 1,037 1,094 1,073 1,016
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 182 124 138 142 5.86 3.98 4.44 4.57
Actual - g / - oz 123 110 123 125 3.95 3.52 3.95 4.02
Target
- m
2
/ - ft
2
3.39 2.70 3.00 2.96 36.44 29.08 32.24 31.86
Actual
- m
2
/ - ft
2
2.53 1.97 3.18 2.26 27.24 21.20 34.26 24.30
FINANCIAL RESULTS (MILLION)
Gold income
73 45 43 184 10 6 6 26
Cost of sales 125 98 81 316 18 14 11 44
Cash operating costs 82 62 50 202 12 9 7 28
Other cash costs - - - 1 - - - -
Total cash costs 82 62 51 203 12 9 7 29
Retrenchment costs - - - 1 - - - -
Rehabilitation and other non-cash costs - - - 1 - - - -
Production costs 83 63 51 204 12 9 7 29
Amortisation of tangible assets 41 35 30 111 6 5 4 16
Inventory change 2 - - 1 - - - -
(52) (53) (39) (132) (7) (7) (5) (19)
Realised non-hedge derivatives 4 9 2 9 1 1 - 1
(48) (44) (36) (123) (7) (6) (5) (17)
Capital expenditure 179 143 147 433 25 20 21 61
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross loss excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

South Africa
VAAL RIVER
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2007
2007
2006
2007
2007
2007
2006
2007
TAU LEKOA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
71 70 71 210 765 753 769 2,260
Milled
- 000 tonnes   / - 000 tons
361 384 378 1,103 398 423 417 1,216
Yield - g/t / - oz/t 3.71 3.19 3.59 3.53 0.108 0.093 0.105 0.103
Gold produced - kg / - oz (000) 1,342 1,223 1,358 3,890 43 39 44 125
Gold sold - kg / oz (000) 1,389 1,215 1,366 3,919 45 39 44 126
Price received - R/kg / - $/oz - sold 141,524 137,671 137,109 140,259 622 606 599 612
Total cash costs - R / - $ - ton milled 407 340 344 372 52 44 44 47
- R/kg / - $/oz - produced 109,485 106,673 95,702 105,405 482 469 417 461
Total production costs - R/kg / - $/oz - produced 141,342 142,841 123,094 139,405 622 629 536 609
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 163 162 123 162 5.24 5.21 3.95 5.21
Actual - g / - oz 156 148 164 155 5.03 4.77 5.26 5.00
Target
- m
2
/ - ft
2
8.67 8.73 5.64 8.69 93.35 93.98 60.70 93.50
Actual
- m
2
/ - ft
2
8.28 8.49 8.61 8.39 89.13 91.41 92.65 90.28
FINANCIAL RESULTS (MILLION)
Gold income
191 141 178 531 27 20 25 74
Cost of sales 196 173 168 546 28 25 24 77
Cash operating costs 146 130 129 408 21 18 18 57
Other cash costs 1 1 1 2 - - - -
Total cash costs 147 130 130 410 21 18 18 58
Retrenchment costs - 1 2 2 - - - -
Rehabilitation and other non-cash costs - - 1 1 - - - -
Production costs 148 132 133 413 21 19 19 58
Amortisation of tangible assets 42 43 34 129 6 6 5 18
Inventory change 7 (1) 1 4 1 - - -
(6) (32) 10 (15) (1) (5) 1 (2)
Realised non-hedge derivatives 6 27 9 19 1 4 1 3
- (6) 19 4 - (1) 3 -
Capital expenditure 25 23 16 68 4 3 2 10
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts

South Africa
VAAL RIVER
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2007
2007
2006
2007
2007
2007
2006
2007
SURFACE OPERATIONS
OPERATING RESULTS
Milled
- 000 tonnes   / - 000 tons
1,975 1,969 1,856 5,989 2,177 2,170 2,045 6,602
Yield - g/t / - oz/t 0.47 0.52 0.44 0.50 0.014 0.015 0.013 0.015
Gold produced - kg / - oz (000) 931 1,030 819 2,984 30 33 26 96
Gold sold - kg / - oz (000) 964 1,025 841 3,011 31 33 27 97
Price received - R/kg / - $/oz - sold 140,890 137,048 136,959 139,414 619 603 598 609
Total cash costs - R / - $ - ton milled 34 35 32 33 4 5 4 4
- R/kg / - $/oz - produced 72,369 67,662 72,723 65,979 318 298 317 288
Total production costs - R/kg / - $/oz - produced 79,119 74,591 81,457 72,770 348 328 355 318
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 1,243 1,324 1,143 1,284 39.96 42.55 36.74 41.28
Actual - g / - oz 1,421 1,518 1,088 1,484 45.67 48.80 35.00 47.72
FINANCIAL RESULTS (MILLION)
Gold income
133 117 110 403 19 17 15 57
Cost of sales 76 76 68 219 11 11 9 31
Cash operating costs 67 70 60 197 10 10 8 28
Other cash costs - - - - - - - -
Total cash costs 67 70 60 197 10 10 8 28
Retrenchment costs - - - - - - - -
Rehabilitation and other non-cash costs - - - - - - - -
Production costs 67 70 60 197 10 10 8 28
Amortisation of tangible assets 6 7 7 20 1 1 1 3
Inventory change 3 (1) 1 2 - - - -
56 41 42 184 8 6 6 26
Realised non-hedge derivatives 3 24 5 17 - 3 1 2
60 64 48 201 8 9 7 28
Capital expenditure 3 2 10 6 - - 1 1
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

South Africa
WEST WITS
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2007
2007
2006
2007
2007
2007
2006
2007
MPONENG
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
98 93 99 278 1,054 1,002 1,063 2,993
Milled
- 000 tonnes   / - 000 tons
507 495 491 1,466 559 546 542 1,616
Yield - g/t / - oz/t 9.51 9.65 9.83 9.58 0.278 0.282 0.287 0.279
Gold produced - kg / - oz (000) 4,824 4,778 4,832 14,036 155 154 155 451
Gold sold - kg / - oz (000) 5,060 4,702 4,731 14,146 163 151 152 455
Price received - R/kg / - $/oz - sold 142,393 136,896 137,383 139,939 626 603 597 611
Total cash costs - R / - $ - ton milled 549 541 490 552 70 69 62 70
- R/kg / - $/oz - produced 57,704 56,082 49,800 57,662 254 247 217 252
Total production costs - R/kg / - $/oz - produced 78,646 74,592 70,280 76,519 346 328 306 334
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 277 268 297 270 8.90 8.61 9.54 8.69
Actual - g / - oz 307 316 342 308 9.88 10.17 11.01 9.90
Target
- m
2
/ - ft
2
5.77 5.64 6.41 5.59 62.07 60.67 68.95 60.13
Actual
- m
2
/ - ft
2
6.24 6.17 7.00 6.10 67.17 66.37 75.33 65.68
FINANCIAL RESULTS (MILLION)
Gold income
707 659 616 1,925 100 93 86 271
Cost of sales 397 351 332 1,083 56 50 46 152
Cash operating costs 277 266 239 805 39 38 33 113
Other cash costs 2 2 2 5 - - - 1
Total cash costs 278 268 241 809 39 38 34 114
Retrenchment costs 2 2 2 5 - - - 1
Rehabilitation costs 2 2 1 5 - - - 1
Production costs 282 271 243 819 40 38 34 115
Amortisation of tangible assets 97 85 96 255 14 12 13 36
Inventory change 18 (5) (7) 9 3 (1) (1) 1
310 308 284 842 44 44 40 118
Realised non-hedge derivatives 13 (15) 34 54 2 (2) 5 8
323 293 318 896 46 41 44 126
Capital expenditure 163 105 81 370 23 15 11 52
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

South Africa
WEST WITS
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2007
2007
2006
2007
2007
2007
2006
2007
SAVUKA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
21 17 21 54 227 178 229 580
Milled
- 000 tonnes   / - 000 tons
99 81 96 261 109 89 105 288
Yield - g/t / - oz/t 6.29 6.81 8.44 6.68 0.184 0.199 0.246 0.195
Gold produced - kg / - oz (000) 620 552 808 1,744 20 18 26 56
Gold sold - kg / - oz (000) 650 545 788 1,758 21 18 25 57
Price received - R/kg / - $/oz - sold 140,823 137,327 137,236 139,685 619 604 599 610
Total cash costs - R / - $ - ton milled 581 667 571 607 75 86 72 77
- R/kg / - $/oz - produced 92,349 97,989 67,618 90,926 406 431 294 398
Total production costs - R/kg / - $/oz - produced 117,212 119,954 74,723 111,433 516 528 325 487
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 129 176 - 164 4.15 5.65 - 5.27
Actual - g / - oz 188 172 256 179 6.03 5.54 8.24 5.76
Target
- m
2
/ - ft
2
5.90 5.84 - 5.80 63.55 62.87 - 62.38
Actual
- m
2
/ - ft
2
6.38 5.17 6.74 5.53 68.65 55.60 72.55 59.57
FINANCIAL RESULTS (MILLION)
Gold income
91 77 103 240 13 11 14 34
Cost of sales 76 65 59 196 11 9 8 28
Cash operating costs 57 54 54 158 8 8 8 22
Other cash costs - - - 1 - - - -
Total cash costs 57 54 55 159 8 8 8 22
Retrenchment costs - - - 1 - - - -
Rehabilitation and other non-cash costs - - - - - - - -
Production costs 57 54 55 159 8 8 8 22
Amortisation of tangible assets 15 12 5 35 2 2 1 5
Inventory change 4 (1) (1) 1 - - - -
15 12 44 45 2 2 6 6
Realised non-hedge derivatives - (2) 5 5 - - 1 1
15 10 49 50 2 1 7 7
Capital expenditure 17 13 4 38 2 2 1 5
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

South Africa
WEST WITS
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2007
2007
2006
2007
2007
2007
2006
2007
TAUTONA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
61 53 63 164 657 565 683 1,770
Milled
- 000 tonnes   / - 000 tons
363 321 375 975 400 354 413 1,075
Yield - g/t / - oz/t 9.93 9.39 10.51 9.77 0.290 0.274 0.306 0.285
Gold produced - kg / - oz (000) 3,604 3,017 3,935 9,528 116 97 127 306
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes   / - 000 tons
120 139 142 407 132 154 157 449
Yield - g/t / - oz/t 0.41 0.41 0.46 0.45 0.012 0.012 0.013 0.013
Gold produced - kg / - oz (000) 50 58 65 182 2 2 2 6
TOTAL
Yield
1
- g/t / - oz/t 9.93 9.39 10.51 9.77 0.290 0.274 0.306 0.285
Gold produced - kg / - oz (000) 3,654 3,075 4,000 9,710 117 99 129 312
Gold sold - kg / - oz (000) 3,836 3,012 3,928 9,795 123 97 126 315
Price received - R/kg / - $/oz - sold 140,794 137,746 137,120 139,847 619 606 598 611
Total cash costs - R / - $ - ton milled 551 471 432 489 71 61 55 62
- R/kg / - $/oz - produced 72,802 70,629 55,777 69,652 320 311 243 305
Total production costs - R/kg / - $/oz - produced 102,743 103,544 80,233 99,797 452 456 349 436
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 320 340 336 332 10.28 10.93 10.82 10.66
Actual - g / - oz 283 244 326 255 9.11 7.86 10.48 8.21
Target
- m
2
/ - ft
2
5.44 5.65 5.60 5.48 58.55 60.82 60.30 58.95
Actual
- m
2
/ - ft
2
4.73 4.17 5.17 4.33 50.91 44.93 55.60 46.57
FINANCIAL RESULTS (MILLION)
Gold income
540 425 512 1,342 76 60 72 189
Cost of sales 395 310 315 976 56 44 44 137
Cash operating costs 265 216 221 672 37 31 31 95
Other cash costs 1 1 2 4 - - - 1
Total cash costs 266 217 223 676 38 31 31 95
Retrenchment costs 1 1 3 4 - - - 1
Rehabilitation and other non-cash costs 1 1 1 3 - - - -
Production costs 268 220 227 683 38 31 32 96
Amortisation of tangible assets 107 99 94 286 15 14 13 40
Inventory change 19 (8) (6) 7 3 (1) (1) 1
145 115 197 365 21 16 28 51
Realised non-hedge derivatives - (10) 27 28 - (1) 4 4
145 105 224 393 21 15 31 55
Capital expenditure 114 111 124 323 16 16 17 45
1
Total yield excludes the surface and dump reclamation.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Argentina
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2007
2007
2006
2007
2007
2007
2006
2007
CERRO VANGUARDIA - Atrributable 92.50%
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes    / - 000 tons
5,893 5,236 5,100 16,501 6,496 5,772 5,621 18,190
Treated
- 000 tonnes    / - 000 tons
231 237 243 690 255 262 268 760
Stripping ratio - t (mined total-mined ore) / t mined ore 24.81 22.76 18.27 22.39 24.81 22.76 18.27 22.39
Yield - g/t / - oz/t 6.79 6.61 7.00 6.87 0.198 0.193 0.204 0.200
Gold in ore - kg / - oz (000) 1,672 1,642 1,583 5,002 54 53 51 161
Gold produced - kg / - oz (000) 1,569 1,569 1,702 4,741 50 50 55 152
Gold sold - kg / - oz (000) 1,597 1,533 1,605 4,735 51 49 52 152
Price received - R/kg / - $/oz - sold 142,452 138,162 112,830 140,260 626 607 489 612
Total cash costs - R/kg / - $/oz - produced 66,360 57,982 49,170 55,911 291 256 213 245
Total production costs - R/kg / - $/oz - produced 105,073 85,258 79,097 87,210 462 376 343 382
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 781 763 1,028 777 25.10 24.52 33.05 24.97
Actual - g / - oz 781 782 962 794 25.12 25.13 30.92 25.52
FINANCIAL RESULTS (MILLION)
Gold income
248 233 205 727 35 33 29 102
Cost of sales 160 127 117 419 23 18 16 59
Cash operating costs 83 71 64 202 12 10 9 29
Other cash costs 21 20 20 63 3 3 3 9
Total cash costs 104 91 84 265 15 13 12 37
Rehabilitation and other non-cash costs 23 - 1 24 3 - - 3
Production costs 127 91 84 289 18 13 12 41
Amortisation of tangible assets 38 42 50 124 5 6 7 17
Inventory change (5) (7) (17) 5 (1) (1) (2) 1
88 107 87 308 13 15 12 43
Realised non-hedge derivatives (15) (16) (13) (45) (2) (2) (2) (6)
73 91 75 263 10 13 10 37
Capital expenditure 34 28 24 84 5 4 3 12
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Australia
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2007
2007
2006
2007
2007
2007
2006
2007
SUNRISE DAM
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - ooo tons 99 86 117 278 110 95 128 306
Treated - 000 tonnes / - 000 tons 126 130 129 315 139 143 142 347
Yield - g/t / - oz/t 4.46 6.23 5.87 6.04 0.130 0.182 0.171 0.176
Gold produced - kg / - oz (000) 563 808 757 1,900 18 26 24 61
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 1,501 1,511 2,561 4,583 1,963 1,976 3,350 5,995
Treated - 000 tonnes / - 000 tons 816 787 842 2,485 900 868 929 2,739
Stripping ratio - t (mined total-mined ore) / t mined ore 1.11 1.36 6.29 1.58 1.11 1.36 6.29 1.58
Yield - g/t / - oz/t 5.15 4.86 3.10 4.87 0.150 0.142 0.090 0.142
Gold produced - kg / - oz (000) 4,203 3,823 2,609 12,102 135 123 84 389
TOTAL
Yield
1
- g/t / - oz/t 5.15 4.86 3.10 4.87 0.150 0.142 0.090 0.142
Gold produced - kg / - oz (000) 4,766 4,631 3,366 14,002 153 149 108 450
Gold sold - kg / - oz (000) 5,036 4,227 3,194 13,785 162 136 103 443
Price received - R/kg / - $/oz - sold 140,681 138,673 183,514 140,122 619 609 794 612
Total cash costs - R/kg / - $/oz - produced 63,541 67,115 80,232 66,700 279 295 346 291
Total production costs - R/kg / - $/oz - produced 83,003 86,776 98,305 85,535 365 382 425 374
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 4,753 4,654 2,930 4,656 152.80 149.63 94.21 149.70
Actual - g / - oz 4,356 4,356 2,867 4,355 140.06 140.06 92.18 140.02
FINANCIAL RESULTS (MILLION)
Gold income
715 483 454 1,757 101 68 64 247
Cost of sales 421 374 335 1,200 60 53 47 168
Cash operating costs 283 295 259 881 40 42 36 124
Other cash costs 19 16 12 53 3 2 2 7
Total cash costs 303 311 270 934 43 44 37 131
Rehabilitation and other non-cash costs 2 2 (3) 6 - - - 1
Production costs 305 313 267 940 43 44 37 132
Amortisation of tangible assets 90 89 64 257 13 13 9 36
Inventory change 25 (28) 4 2 4 (4) 1 -
294 109 119 557 42 15 17 78
Realised non-hedge derivatives (6) 103 132 175 (1) 14 18 24
288 212 251 732 41 30 35 103
Capital expenditure 53 45 56 139 8 6 8 20
1
Total yield excludes the underground operations.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Brazil
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2007
2007
2006
2007
2007
2007
2006
2007
ANGLOGOLD ASHANTI BRASIL MINERAÇÃO
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes   / - 000 tons
331 294 255 860 364 324 281 948
Treated
- 000 tonnes   / - 000 tons
325 296 254 876 358 327 280 966
Yield - g/t / - oz/t 7.53 6.80 7.13 7.34 0.220 0.198 0.208 0.214
Gold produced - kg / - oz (000) 2,447 2,014 1,808 6,431 79 65 58 207
HEAP LEACH OPERATION
Mined
- 000 tonnes   / - 000 tons
1,514 1,387 1,081 3,894 1,669 1,529 1,192 4,293
Placed 1
- 000 tonnes   / - 000 tons
66 56 76 152 73 61 84 167
Stripping ratio - t (mined total-mined ore) / t mined ore 21.95 23.63 13.22 24.55 21.95 23.63 13.22 24.55
Yield
2
- g/t / - oz/t 3.67 5.15 4.17 4.10 0.107 0.150 0.122 0.120
Gold placed
3
- kg / - oz (000) 242 287 317 623 8 9 10 20
Gold produced - kg / - oz (000) 250 250 290 594 8 8 9 19
TOTAL
Yield
4
- g/t / - oz/t 7.53 6.80 7.13 7.34 0.220 0.198 0.208 0.214
Gold produced - kg / - oz (000) 2,698 2,264 2,098 7,025 87 73 67 226
Gold sold - kg / - oz (000) 2,656 2,146 2,045 6,973 85 69 66 224
Price received - R/kg / - $/oz - sold 141,046 139,515 136,910 140,250 620 612 592 612
Total cash costs - R/kg / - $/oz - produced 50,088 56,661 47,496 51,660 220 249 207 226
Total production costs - R/kg / - $/oz - produced 86,085 78,469 59,868 76,641 378 345 260 335
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 727 562 627 570 23.36 18.06 20.16 18.32
Actual - g / - oz 625 541 573 562 20.10 17.38 18.42 18.08
FINANCIAL RESULTS (MILLION)
Gold income
335 264 244 859 47 37 34 121
Cost of sales 223 162 117 540 32 23 16 76
Cash operating costs 131 125 97 352 18 18 14 49
Other cash costs 4 3 3 11 1 - - 2
Total cash costs 135 128 100 363 19 18 14 51
Rehabilitation and other non-cash costs 30 - 1 31 4 - - 4
Production costs 166 129 101 394 23 18 14 55
Amortisation of tangible assets 67 49 25 144 9 7 3 20
Inventory change (9) (16) (8) 1 (1) (2) (1) -
112 102 127 319 16 14 18 45
Realised non-hedge derivatives 39 36 36 119 5 5 5 17
152 138 163 438 21 19 23 62
Capital expenditure 210 217 362 661 30 31 52 93
1 Tonnes / Tons placed onto leach pad
4 Total yield represents underground operations
2 Gold placed / tonnes (tons) placed
3 Gold placed into leach pad inventory
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Brazil
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2007
2007
2006
2007
2007
2007
2006
2007
SERRA GRANDE - Attributable 50%
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes    / - 000 tons
94 87 107 274 104 96 118 302
Treated
- 000 tonnes    / - 000 tons
86 103 104 290 95 114 115 320
Yield - g/t / - oz/t 7.67 7.19 7.29 7.37 0.224 0.210 0.213 0.215
Gold produced - kg / - oz (000) 660 742 760 2,140 21 24 24 69
OPEN-PIT OPERATION
Mined
- 000 tonnes   / - 000 tons
165 - - 165 182 - - 182
Treated
- 000 tonnes   / - 000 tons
19 - - 19 20 - - 20
Stripping ratio - t (mined total-mined ore) / t mined ore 8.00 - - 8.00 8.00 - - 8.00
Yield - g/t / - oz/t 2.00 - - 2.00 - - - -
Gold in ore - kg / - oz (000) 49 - - 49 2 - - 2
Gold produced - kg / - oz (000) 44 - - 44 1 - - 1
TOTAL
Yield
1
- g/t / - oz/t 7.67 7.19 7.29 7.37 0.224 0.210 0.213 0.215
Gold produced - kg / - oz (000) 704 742 760 2,184 23 24 24 70
Gold sold - kg / - oz (000) 714 752 725 2,320 23 24 23 75
Price received - R/kg / - $/oz - sold 141,431 137,649 122,529 139,632 622 606 541 609
Total cash costs - R/kg / - $/oz - produced 61,086 59,638 43,943 58,244 268 263 194 254
Total production costs - R/kg / - $/oz - produced 85,103 78,631 57,431 78,825 374 346 253 344
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 783 891 1,039 853 25.16 28.64 33.41 27.42
Actual - g / - oz 807 898 945 868 25.95 28.87 30.37 27.92
FINANCIAL RESULTS (MILLION)
Gold income
92 93 77 290 13 13 11 41
Cost of sales 59 58 41 180 8 8 6 25
Cash operating costs 40 41 31 119 6 6 4 17
Other cash costs 3 3 3 9 - - - 1
Total cash costs 43 44 33 127 6 6 5 18
Rehabilitation and other non-cash costs 4 - - 4 1 - - 1
Production costs 47 44 33 132 7 6 5 18
Amortisation of tangible assets 13 14 10 41 2 2 1 6
Inventory change (1) - (3) 8 - - - 1
34 35 36 110 5 5 5 15
Realised non-hedge derivatives 8 11 12 34 1 2 2 5
42 45 48 144 6 6 7 20
Capital expenditure 23 24 16 62 3 3 2 9
1 Total yield represents underground operations.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Ghana
Quarter
Quarter
Quarter
Nine months
Quarter
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2007
2007
2006
2007
2007
2007
2006
2007
IDUAPRIEM
1
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 4,745 5,232 4,568 15,100 5,231 5,768 5,035 16,645
Treated - 000 tonnes / - 000 tons 866 758 784 2,077 954 836 865 2,290
Stripping ratio - t (mined total-mined ore) / t mined ore 5.32 7.95 5.45 6.51 5.32 7.95 5.45 6.51
Yield - g/t / - oz/t 1.86 1.78 1.73 1.83 0.054 0.052 0.051 0.053
Gold in ore - kg / - oz (000) 1,589 1,548 1,455 4,464 51 50 47 144
Gold produced - kg / - oz (000) 1,610 1,347 1,360 3,805 52 43 44 122
Gold sold - kg / - oz (000) 1,576 1,308 1,434 3,732 51 42 46 120
Price received - R/kg / - $/oz - sold 142,299 137,005 116,840 139,431 626 603 507 611
Total cash costs - R/kg / - $/oz - produced 81,680 66,628 77,622 81,867 359 293 338 358
Total produced costs - R/kg / - $/oz - produced 100,731 84,760 103,239 99,851 443 372 449 436
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 651 637 592 627 20.93 20.49 19.02 20.15
Actual - g / - oz 686 614 648 567 22.04 19.73 20.83 18.23
FINANCIAL RESULTS (MILLION)
Gold income
219 170 146 502 31 24 20 71
Cost of sales 157 115 153 370 22 16 21 52
Cash operating costs 122 82 101 290 17 12 14 41
Other cash costs 9 7 5 21 1 1 1 3
Total cash costs 132 90 106 312 19 13 15 44
Rehabilitation and other non-cash costs - - (2) - - - - -
Production costs 132 90 103 312 19 13 14 44
Amortisation of tangible assets 31 24 37 68 4 3 5 10
Inventory change (5) - 13 (10) (1) - 2 (1)
61 55 (7) 132 9 8 (1) 19
Realised non-hedge derivatives 6 9 21 18 1 1 3 3
67 65 14 150 9 9 2 21
Capital expenditure 21 28 10 57 3 4 1 8
1
Effective 1 September 2007, the minority shareholdings of the International Finance Corporation (10%) and Government of Ghana (5%) were acquired and Iduapriem is now fully owned by AngloGold Ashanti.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Ghana
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2007
2007
2006
2007
2007
2007
2006
2007
OBUASI
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 514 456 566 1,450 566 503 624 1,598
Treated - 000 tonnes / - 000 tons 489 543 576 1,556 539 598 635 1,715
Yield - g/t / - oz/t 4.41 4.16 4.05 4.46 0.129 0.121 0.118 0.130
Gold produced - kg / - oz (000) 2,158 2,259 2,331 6,948 69 73 75 223
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons 881 1,083 677 3,046 971 1,194 747 3,358
Yield - g/t / - oz/t 0.51 0.55 0.51 0.54 0.015 0.016 0.015 0.016
Gold produced - kg / - oz (000) 449 592 349 1,637 14 19 11 53
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons - - 425 - - - 469 -
Treated - 000 tonnes / - 000 tons - - 425 - - - 469 -
Stripping ratio - t (mined total-mined ore) / t mined ore - - - - - - - -
Yield - g/t / - oz/t - - 0.56 - - - 0.016 -
Gold in ore - kg / - oz (000) - - 237 - - - 8 -
Gold produced - kg / - oz (000) - - 237 - - - 8 -
TOTAL
Yield
1
- g/t / - oz/t 4.41 4.16 4.05 4.46 0.129 0.121 0.118 0.130
Gold produced - kg / - oz (000) 2,607 2,851 2,916 8,585 84 92 94 276
Gold sold - kg / - oz (000) 2,941 2,781 2,916 8,761 95 89 94 282
Price received - R/kg / - $/oz - sold 141,230 137,330 109,146 138,997 620 605 474 607
Total cash costs - R/kg / - $/oz - produced 116,705 102,805 89,549 103,170 513 452 388 450
Total production costs - R/kg / - $/oz - produced 161,978 136,780 134,636 141,126 712 601 584 616
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 345 334 221 335 11.09 10.75 7.10 10.77
Actual - g / - oz 173 181 165 186 5.55 5.82 5.32 5.97
FINANCIAL RESULTS (MILLION)
Gold income
403 362 261 1,179 57 51 36 166
Cost of sales 468 372 402 1,222 66 53 56 172
Cash operating costs 290 278 246 838 41 39 34 118
Other cash costs 15 16 15 47 2 2 2 7
Total cash costs 304 293 261 886 43 41 36 124
Retrenchment costs 19 - - 19 3 - - 3
Rehabilitation and other non-cash costs 5 4 9 16 1 1 1 2
Production costs 328 297 270 921 46 42 38 129
Amortisation of tangible assets 94 93 123 291 13 13 17 41
Inventory change 45 (18) 9 11 6 (2) 2 2
(64) (10) (141) (43) (9) (1) (20) (6)
Realised non-hedge derivatives 12 20 57 39 2 3 8 5
(52) 10 (84) (4) (7) 1 (12) (1)
Capital expenditure 130 198 140 510 18 28 19 72
1 Total yield represents underground operations.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts

Guinea
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2007
2007
2006
2007
2007
2007
2006
2007
SIGUIRI - Attributable 85%
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 4,134 4,973 3,915 13,394 4,557 5,481 4,315 14,765
Treated - 000 tonnes / - 000 tons 2,008 1,981 1,714 6,125 2,213 2,184 1,889 6,752
Stripping ratio - t (mined total-mined ore) / t mined ore 0.66 0.66 1.08 0.77 0.66 0.66 1.08 0.77
Yield - g/t / - oz/t 0.94 1.01 1.09 1.00 0.027 0.029 0.032 0.029
Gold produced - kg / - oz (000) 1,886 1,992 1,862 6,148 61 64 60 198
HEAP LEACH OPERATION
Gold produced
- kg / - oz (000) - - 79 - - - 3 -
TOTAL
Yield
1
- g/t / - oz/t 0.94 1.01 1.09 1.00 0.027 0.029 0.032 0.029
Gold produced - kg / - oz (000) 1,886 1,992 1,940 6,148 61 64 62 198
Gold sold - kg / - oz (000) 1,883 1,944 1,755 6,107 61 63 56 196
Price received - R/kg / - $/oz - sold 140,365 136,493 115,096 139,531 616 601 502 608
Total cash costs - R/kg / - $/oz - produced 117,785 113,624 100,179 108,635 518 500 435 475
Total production costs - R/kg / - $/oz - produced 144,592 137,738 129,505 134,067 636 607 562 586
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 298 299 463 292 9.57 9.61 14.88 9.39
Actual - g / - oz 451 474 494 497 14.49 15.23 15.88 15.98
FINANCIAL RESULTS (MILLION)
Gold income
256 252 173 827 36 36 24 116
Cost of sales 268 265 226 820 38 38 32 115
Cash operating costs 186 189 143 547 26 27 20 77
Other cash costs 36 37 51 121 5 5 7 17
Total cash costs 222 226 194 668 31 32 27 94
Rehabilitation and other non-cash costs - - 1 1 - - - -
Production costs 222 227 196 669 31 32 27 94
Amortisation of tangible assets 50 48 55 155 7 7 8 22
Inventory change (4) (10) (25) (5) (1) (1) (3) (1)
(12) (13) (53) 7 (2) (2) (7) 1
Realised non-hedge derivatives 8 13 29 26 1 2 4 4
(4) 1 (24) 33 (1) - (3) 4
Capital expenditure 48 32 22 92 7 5 3 13
1
Total yield excludes the heap leach operation.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts

Mali
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2007
2007
2006
2007
2007
2007
2006
2007
MORILA - Attributable 40%
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 1,020 827 700 2,577 1,334 1,082 915 3,371
Mined - 000 tonnes / - 000 tons 2,706 2,152 1,945 6,864 2,983 2,372 2,144 7,566
Treated - 000 tonnes / - 000 tons 412 421 403 1,255 454 464 444 1,383
Stripping ratio - t (mined total-mined ore) / t mined ore 3.20 5.80 2.85 4.15 3.20 5.80 2.85 4.15
Yield - g/t / - oz/t 3.94 2.57 3.85 3.18 0.115 0.075 0.112 0.093
Gold produced - kg / - oz (000) 1,624 1,080 1,551 3,989 52 35 50 128
Gold sold - kg / - oz (000) 1,432 1,057 1,520 3,822 46 34 49 123
Price received - R/kg / - $/oz - sold 141,792 135,966 142,018 139,418 622 600 622 608
Total cash costs - R/kg / - $/oz - produced 69,420 93,093 64,107 80,207 305 410 278 350
Total production costs - R/kg / - $/oz - produced 85,814 110,034 84,277 97,049 377 484 366 424
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 1,449 975 2,477 1,178 46.60 31.34 79.65 37.87
Actual - g / - oz 1,084 714 1,178 884 34.87 22.97 37.87 28.42
FINANCIAL RESULTS (MILLION)
Gold income
203 144 216 533 29 20 30 75
Cost of sales 136 114 120 381 19 16 17 53
Cash operating costs 95 89 84 276 13 13 12 39
Other cash costs 18 12 15 44 2 2 2 6
Total cash costs 113 101 99 320 16 14 14 45
Rehabilitation and other non-cash costs - 1 1 1 - - - -
Production costs 113 101 100 321 16 14 14 45
Amortisation of tangible assets 27 18 31 66 4 3 4 9
Inventory change (4) (5) (11) (6) (1) (1) (1) (1)
67 30 96 152 9 4 14 21
Realised non-hedge derivatives - - - - - - - -
67 30 96 152 9 4 14 21
Capital expenditure - 1 - 2 - - - -
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Mali
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2007
2007
2006
2007
2007
2007
2006
2007
SADIOLA - Attributable 38%
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 937 1,495 996 3,887 1,226 1,955 1,302 5,084
Mined - 000 tonnes / - 000 tons 1,892 2,845 1,984 7,624 2,086 3,136 2,187 8,404
Treated - 000 tonnes / - 000 tons 373 398 502 1,162 411 439 553 1,281
Stripping ratio - t (mined total-mined ore) / t mined ore 4.38 2.94 4.18 3.80 4.38 2.94 4.18 3.80
Yield - g/t / - oz/t 2.92 2.63 2.85 2.68 0.085 0.077 0.083 0.078
Gold produced - kg / - oz (000) 1,089 1,048 1,430 3,114 35 34 46 100
Gold sold - kg / - oz (000) 991 1,086 1,498 3,257 32 35 48 105
Price received - R/kg / - $/oz - sold 141,708 136,269 142,917 138,921 622 601 625 606
Total cash costs - R/kg / - $/oz - produced 91,138 91,710 63,739 94,376 400 404 278 412
Total production costs - R/kg / - $/oz - produced 98,965 99,421 79,042 102,117 435 438 344 446
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 1,108 1,164 2,066 1,153 35.63 37.42 66.41 37.07
Actual - g / - oz 763 745 1,339 731 24.54 23.96 43.03 23.49
FINANCIAL RESULTS (MILLION)
Gold income
140 148 214 452 20 21 30 64
Cost of sales 99 107 115 327 14 15 16 46
Cash operating costs 87 85 76 258 12 12 11 36
Other cash costs 12 12 15 36 2 2 2 5
Total cash costs 99 96 91 294 14 14 13 41
Rehabilitation and other non-cash costs - - (1) 1 - - - -
Production costs 100 96 90 295 14 14 13 41
Amortisation of tangible assets 8 8 23 23 1 1 3 3
Inventory change (9) 3 2 9 (1) - - 1
41 41 99 125 6 6 14 18
Realised non-hedge derivatives - - - - - - - -
41 41 99 125 6 6 14 18
Capital expenditure 7 6 4 19 1 1 1 3
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Mali
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2007
2007
2006
2007
2007
2007
2006
2007
YATELA - Attributable 40%
OPERATING RESULTS
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 1,251 1,703 1,417 4,644 1,379 1,877 1,562 5,119
Placed
1
- 000 tonnes / - 000 tons 259 337 267 883 286 371 295 973
Stripping ratio - t (mined total-mined ore) / t mined ore 7.44 7.45 12.80 7.83 7.44 7.45 12.80 7.83
Yield
2
- g/t / - oz/t 2.66 5.14 2.97 3.80 0.078 0.150 0.087 0.111
Gold placed
3 - kg / - oz (000) 690 1,732 793 3,354 22 56 25 108
Gold produced - kg / - oz (000) 936 1,036 1,048 3,065 30 33 34 99
Gold sold - kg / - oz (000) 896 996 1,079 3,093 29 32 35 99
Price received - R/kg / - $/oz - sold 140,352 137,924 141,828 139,092 617 607 620 607
Total cash costs - R/kg / - $/oz - produced 87,055 52,961 53,712 62,295 383 232 234 272
Total production costs - R/kg / - $/oz - produced 95,212 60,858 93,736 73,893 419 267 398 323
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 1,151 1,166 1,231 1,185 37.00 37.49 39.58 38.09
Actual - g / - oz 1,091 1,335 1,455 1,292 35.07 42.92 46.78 41.54
FINANCIAL RESULTS (MILLION)
Gold income
126 137 153 430 18 19 22 60
Cost of sales 84 61 98 227 12 9 13 32
Cash operating costs 71 44 46 157 10 6 6 22
Other cash costs 11 11 11 34 1 1 2 5
Total cash costs 81 55 56 191 12 8 8 27
Rehabilitation and other non-cash costs 1 1 4 2 - - 1 -
Production costs 82 56 60 193 12 8 8 27
Amortisation of tangible assets 7 7 38 33 1 1 5 5
Inventory change (5) (2) - - (1) - - -
42 76 55 203 6 11 8 28
Realised non-hedge derivatives - - - - - - - -
42 76 55 203 6 11 8 28
Capital expenditure 3 5 2 13 - 1 - 2
1
Tonnes / Tons placed on to leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Namibia
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2007
2007
2006
2007
2007
2007
2006
2007
NAVACHAB
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 698 685 841 2,195 913 896 1,101 2,871
Mined - 000 tonnes / - 000 tons 1,757 1,729 2,096 5,508 1,937 1,906 2,310 6,071
Treated - 000 tonnes / - 000 tons 390 401 413 1,209 430 442 455 1,333
Stripping ratio - t (mined total-mined ore) / t mined ore 4.27 4.16 10.09 4.60 4.27 4.16 10.09 4.60
Yield - g/t / - oz/t 1.64 1.55 1.72 1.55 0.048 0.045 0.050 0.045
Gold produced - kg / - oz (000) 638 621 711 1,872 21 20 23 60
Gold sold - kg / - oz (000) 621 641 695 1,937 20 21 22 62
Price received - R/kg / - $/oz - sold 139,562 137,429 143,884 138,576 613 605 627 605
Total cash costs - R/kg / - $/oz - produced 97,908 79,443 58,677 87,704 431 349 255 383
Total production costs - R/kg / - $/oz - produced 114,364 95,850 74,494 104,071 503 421 324 454
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 503 499 799 494 16.19 16.05 25.70 15.88
Actual - g / - oz 446 621 769 550 14.34 19.96 24.71 17.68
FINANCIAL RESULTS (MILLION)
Gold income
87 88 100 268 12 12 14 38
Cost of sales 71 62 54 198 10 9 8 28
Cash operating costs 59 46 41 154 8 6 6 22
Other cash costs 3 3 1 10 - - - 1
Total cash costs 62 49 42 164 9 7 6 23
Rehabilitation and other non-cash costs - - - - - - - -
Production costs 62 49 42 164 9 7 6 23
Amortisation of tangible assets 10 10 11 31 1 1 2 4
Inventory change (2) 2 1 3 - - - -
16 26 46 71 2 4 6 10
Realised non-hedge derivatives - - - - - - - -
16 26 46 71 2 4 6 10
Capital expenditure 10 6 5 19 1 1 1 3
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Tanzania
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2007
2007
2006
2007
2007
2007
2006
2007
GEITA
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 6,241 6,332 6,610 17,724 8,164 8,283 8,646 23,183
Mined - 000 tonnes / - 000 tons 16,420 16,432 16,618 46,747 18,100 18,113 18,318 51,529
Treated - 000 tonnes / - 000 tons 1,341 1,155 1,545 3,835 1,479 1,273 1,703 4,228
Stripping ratio - t (mined total-mined ore) / t mined ore 12.29 11.33 11.33 11.40 12.29 11.33 11.33 11.40
Yield - g/t / - oz/t 2.54 2.21 1.48 2.18 0.074 0.065 0.043 0.064
Gold produced - kg / - oz (000) 3,401 2,553 2,280 8,366 109 82 73 269
Gold sold - kg / - oz (000) 3,384 2,340 2,020 8,145 109 75 65 262
Price received - R/kg / - $/oz - sold 141,973 138,059 142,005 139,939 623 607 619 611
Total cash costs - R/kg / - $/oz - produced 91,263 76,486 124,644 90,180 401 337 540 394
Total production costs - R/kg / - $/oz - produced 117,895 110,139 163,321 119,999 518 485 706 525
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 884 853 1,125 787 28.41 27.41 36.17 25.31
Actual - g / - oz 555 433 382 453 17.84 13.92 12.27 14.55
FINANCIAL RESULTS (MILLION)
Gold income
307 167 181 668 43 24 25 94
Cost of sales 386 242 337 978 55 34 47 137
Cash operating costs 289 180 270 702 41 26 38 99
Other cash costs 16 11 11 37 2 2 2 5
Total cash costs 305 191 282 739 43 27 39 104
Rehabilitation and other non-cash costs - - 3 - - - - -
Production costs 305 191 284 739 43 27 40 104
Amortisation of tangible assets 91 86 86 249 13 12 12 35
Inventory change (9) (34) (32) (11) (1) (5) (4) (2)
(80) (75) (156) (310) (11) (11) (22) (44)
Realised non-hedge derivatives 174 156 105 472 25 22 15 66
94 81 (51) 162 13 11 (7) 23
Capital expenditure 50 34 198 108 7 5 29 15
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts

USA
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2007
2007
2006
2007
2007
2007
2006
2007
CRIPPLE CREEK & VICTOR J.V.
OPERATING RESULTS
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons
12,042 12,139 12,883 36,217 13,274 13,381 14,201 39,922
Placed
1
- 000 tonnes / - 000 tons
5,311 5,280 5,446 15,455 5,854 5,821 6,003 17,036
Stripping ratio
- t (mined total-mined ore)
/ t mined ore
1.13 1.47 1.52 1.39 1.13 1.47 1.52 1.39
Yield
2
- g/t / - oz/t 0.52 0.50 0.65 0.53 0.015 0.015 0.019 0.015
Gold placed
3
- kg / - oz (000) 2,774 2,638 3,518 8,150 89 85 113 262
Gold produced - kg / - oz (000) 1,866 2,142 2,143 5,988 60 69 69 193
Gold sold - kg / - oz (000) 2,022 2,015 2,183 5,928 65 65 70 191
Price received - R/kg / - $/oz - sold 141,641 138,455 87,671 139,984 624 609 379 612
Total cash costs
4
- R/kg / - $/oz - produced 70,059 56,679 55,821 60,676 308 249 243 265
Total production costs - R/kg / - $/oz - produced 94,979 78,462 78,428 83,910 418 345 342 367
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 2,529 2,467 2,991 2,384 81.33 79.32 96.15 76.64
Actual - g / - oz 1,796 2,511 2,151 1,972 57.74 80.72 69.16 63.39
FINANCIAL RESULTS (MILLION)
Gold income
185 187 156 533 26 26 22 75
Cost of sales 177 168 168 502 25 24 24 71
Cash operating costs 206 178 185 567 29 25 26 80
Other cash costs 8 5 3 19 1 1 - 3
Total cash costs 214 183 188 586 30 26 26 82
Rehabilitation and other non-cash costs 3 3 4 9 - - 1 1
Production costs 217 186 192 595 31 26 27 84
Amortisation of tangible assets 58 53 58 168 8 8 8 24
Inventory change (98) (71) (82) (260) (14) (10) (11) (37)
8 19 (12) 31 1 3 (2) 4
Realised non-hedge derivatives 102 92 36 297 14 13 5 42
109 111 23 327 15 16 3 46
Capital expenditure 54 26 17 128 8 4 2 18
1 Tonnes / Tons placed onto leach pad.
2 Gold placed / tonnes (tons) placed.
3 Gold placed into leach pad inventory.
4 Total cash cost calculation includes inventory change.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Certain statements contained in this document, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and production, the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of the annual report on Form 20-F or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. For a discussion on such risk factors, refer to AngloGold Ashanti's annual report on
Form 20-F for the year ended 31 December 2006 dated 06 July 2007, which was filed with the Securities and Exchange Commission (SEC) on 09 July 2007.
Administrative   information
ANGLO GOLD ASHANTI  LIMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South
Africa
Share codes:
ISIN: ZAE000043485
JSE:
ANG
LSE: AGD
NYSE: AU
ASX: AGG
GhSE (Shares): AGA
GhSE (GhDS): AAD
Euronext Paris: VA
Euronext Brussels: ANG
JSE Sponsor:
UBS
Auditors:
Ernst & Young
Offices
Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(P O Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155
United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk
Directors
Executive
M Cutifani
~
(Chief Executive Officer)
N F Nicolau
S Venkatakrishnan *
Non-Executive
R P Edey * (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman
#
R E Bannerman ##
Mrs E le R Bradley
J H Mensah ##
W A Nairn
Prof W L Nkuhlu
S M Pityana
S R Thompson *
* British
#
American
##Ghanaian
~ Australian
Officers
Managing Secretary: Ms Y Z Simelane
Company Secretary: Ms L Eatwell
Contacts
Charles Carter
Telephone: +27 11 637 6385
Fax: +27 11 637 6400
E-mail: cecarter@AngloGoldAshanti.com
Himesh Persotam
Telephone: +27 11 637 6647
Fax: +27 11 637 6400
E-mail:
hpersotam@AngloGoldAshanti.com
General E-mail enquiries
investors@AngloGoldAshanti.com
AngloGold Ashanti website
http://www.AngloGoldAshanti.com
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Share Registrars
South Africa
Computershare Investor Services 2004
(Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za
United Kingdom
Computershare Investor Services PLC
P O Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 889 3177
Fax: +44 870 703 6119
Australia
Computershare Investor Services Pty
Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in Australia)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
POBox K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 238492-3
Fax: +233 21 229975
ADR Depositary
The Bank of New York ("BoNY")
Investor Services, P O Box 11258
Church Street Station
New York, NY 10286-1258
United States of America
Telephone: +1 888 269 2377 (Toll free
in USA) or +9 610 382 7836 outside
USA)
E-mail: shareowners@bankofny.com
Website: http://www.stockbny.com
Global BuyDIRECT SM
BoNY maintains a direct share purchase
and dividend reinvestment plan for
ANGLO GOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: November 1, 2007,
By: /s/ L Eatwell
Name:  L Eatwell
Title:    Company Secretary